FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE First Half 2008 - Market Information

ENERSIS ANNOUNCES CONSOLIDATED RESULTS FOR
THE FIRST HALF ENDED JUNE 30, 2008

HIGHLIGHTS FOR THE PERIOD
[All figures in Chilean Pesos]

ECONOMIC-FINANCIAL SUMMARY

The most important topics as of June 2008, as compared with June 2007, may be summarized as follows:

• Operating Revenues grew by 28.5%, for the first time overstepping Ch$ 3 trillion, recording Ch$3,000,843 million.

• Operating Income increased by 19.1%, reaching Ch$794,694 million, due to an increase in:

Distribution	21.3%
Generation and Transmission	16.8%

• Net Income amounted to Ch$155,940 million, representing a 137.8% increase.

• Business liquidity, reflected by the net cash flow from operating activities, increased by 74.7%, reaching Ch$747,347 million.

• Net Interest Income improved by Ch$13,469 million, an 8.3% income.

SUMMARY OF DISTRIBUTION BUSINESS

• Operating Revenues provided by Distribution business continued to grow, this time, by 18.7%, reaching Ch$283,452 million.

• In addition to other reasons, higher revenues were recorded thanks to an additional 385,000 new clients over the last 12 months, broken down as follows:

• Chile 3.2% or 47 thousand new clients
• Argentina 1.6% or 36 thousand new clients
• Colombia 3.2% or 69 thousand new clients
• Brazil 4.0 % or 202 thousand new clients
• Peru 3.6% or 35 thousand new clients

This reflects the natural growth of our subsidiaries, due to the incorporation of new clients at an annual average rate of 3% and 4%. In terms of number of new clients, this is equivalent to opening a new medium size Distribution company every year.

• Consolidated physical sales increased by 2.1%, while Peru taking the lead in terms of growth, with a 7.6% increase over June 2007 figures.

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PRESS RELEASE First Half 2008 - Market Information

• An important improvement in Distribution business was the reduction in energy losses, which dropped from 11.3% to 10.8% .

• On March 11, 2008, the third auction of energy for distribution companies was made. It was done in two blocks, 1,800 GWh/year for years 2011 to 2021 and 1,500 GWh/year for years 2022 and 2023 and adjudged 1.8 TWh/ year at an average price of 65.8 US$/MWh.

• Regarding Tariff Revisions, the schedule is as follows;

• Codensa, scheduled for 2008.
• Edesur, scheduled for 2008.
• Chilectra, scheduled for November 2008.
• Ampla, scheduled for March 2009.
• Coelce, scheduled for April 2011.

SUMMARY OF GENERATION BUSINESS

• As Distribution business, Operating Income coming from Generation and Transmission also showed an important increase by 40%, reaching Ch$396,633 million.

• Operating revenues increased, due to a 3.0% higher consolidated sales explained by an increase in installed capacity from 13,602 to 13,885 MW, basically due to the incorporation of new projects, such as San Isidro II, Taltal, Palmucho, Canela and Ojos de Agua.

• The incorporation of these new projects reflects the real commitment of Enersis to providing a safe energy supply in keeping with the country’s demand. At the same time, two of the above-mentioned projects are part of initiatives intended to supply the environmentally-compatible system of solutions with the highest degree of standards and sustainability requirements.

• Generation subsidiaries reporting the highest operating increases were Emgesa and Endesa Costanera.

MARKET SUMMARY

• Enersis continues to be one of the most liquid companies in Chile

	January 08	February	March	April	May	June 08

Total Traded Amounts (MM Ch$)	2,272,001	1,166,947	1,248,822	1,775,611	2,207,625	1,626,523
Part Enersis (%)	8.0%	6.6%	8.9%	12.5%	4.9%	4.8%

RISK RATING CLASSIFICATION INFORMATION

In the macroeconomic arena, is important to highlight that in the second quarter of 2008, two of the countries in which Enersis operates received an Investment Grade classification. This means that cash flow coming from our businesses in those countries may become increasingly predictable and stable. Moreover, these countries have been awarded at least two ratings, thus facilitating the participation of new international funds in the development and financing of large-scale energy projects, for which Enersis is an excellent market reference.

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PRESS RELEASE First Half 2008 - Market Information

The upgrades are as follows:

Brazil

• S Fitch BBB- April 2, 2008
• &P BBB- July 14, 2008

Peru

• S&P BBB- April 30, 2008
• Fitch BBB- May 29, 2008

Enersis risk classification is as follows;

INTERNATIONAL CORPORATIVE CLASSIFICATION

CHILEAN BOND CLASSIFICATION

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PRESS RELEASE First Half 2008 - Market Information

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PRESS RELEASE First Half 2008 - Market Information

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PRESS RELEASE First Half 2008 - Market Information

GENERAL INFORMATION

(Santiago, Chile, July 31, 2008) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the first half ended on June 30, 2008. All figures are in both US$ and Ch$, under Chilean Generally Accepted Accounting Principles (Chilean GAAP), as seen in the standardized form required by Chilean authorities (FECU). Variations refer to the period between June 30, 2007 and June 30, 2008. Figures for 2008 have been adjusted by the accounting convention for CPI variation between both periods, accounting to 8.9% .

Any figures in US$ are merely offered as a convenience translation, using the observado exchange rate of Ch$526.05 = US$1 for June 30, 2008. The Chilean pesos appreciated by 0.2% against the US$ between June 30, 2007 and the comparable date in 2008.

The consolidation includes the following investment vehicles and companies,
a) In Chile: Endesa Chile (NYSE: EOC)*, Chilectra, Synapsis, CAM and Inmobiliaria Manso de Velasco.
b) Outside Chile: Distrilima (Peru), Endesa Brasil (Brazil)**, Edesur (Argentina) and Codensa (Colombia).

In the following pages you will find a detailed analysis of financial statements, a brief explanation for most variations, and comments on main items in the Income and Cash Flow Statements compared to the information as of June 2007.

* Includes its Chilean subsidiaries (Celta, Pangue, Pehuenche, San Isidro, Tunel El Melon) and Costanera, El Chocón, Edegel.
** Includes Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

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PRESS RELEASE First Half 2008 - Market Information

SIMPLIFIED ORGANIZATIONAL STRUCTURE

ENERSIS
Direct and indirect economic interest

ARGENTINA

	Business	Ownership
Costanera	Gx	41.9%
El Chocón	Gx	39.2%
Edesur	Dx	65.4%
CTM	Tx	53.6%
TESA	Tx	53.6%
CEMSA	Tx	27.0%

BRAZIL

	Business	Ownership
Endesa Brasil	Gx, Dx, Tx	53.6%
Cachoeira Dourada	Gx	53.4%
Fortaleza	Gx	53.6%
Ampla	Dx	69.9%
Coelce	Dx	34.9%
CIEN	Tx	53.6%

CHILE

	Business	Ownership
Endesa Chile	Gx	60.0%
Endesa ECO	Gx	60.0%
Celta	Gx	60.0%
Pangue	Gx	57.0%
Pehuenche	Gx	55.6%
San Isidro	Gx	60.0%
Palmucho	Gx	60.0%
GasAtacama	Gx	30.0%
Hidroaysén	Gx	30.6%
Canela	Gx	45.0%
Taltal	Gx	60.0%
Chilectra	Dx	99.1%
GNL Quintero	Ox	12.0%
GNL Chile	Ox	20.0%
Electrogas	Ox	25.5%

COLOMBIA

	Business	Ownership
Emgesa (**)	Gx	16.1%
Codensa	Dx	21.7%

PERÚ

	Business	Ownership
Edegel	Gx	19.8%
Edelnor	Dx	33.5%

Gx: Generation
Dx: Distribution
Tx: Transmission /Trading
Ox: Gas Pipelines, others

(*) Emgesa and Betania were merged under the name of Emgesa since financial statements as of September, 2007

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PRESS RELEASE First Half 2008 - Market Information

MARKET INFORMATION

EQUITY MARKET

New York Stock Exchange (NYSE)

The chart below presents the performance of Enersis’ ADS stock price listing in NYSE (“ENI”) against Dow Jones and the DJ Utilities Index:

Bolsa de Comercio de Santiago (BCS)

The chart below presents the performance of the Enersis’ Chilean stock price during the last 12 months compared to selective Chilean Stock Index:

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PRESS RELEASE First Half 2008 - Market Information

Madrid Stock Exchange (Latibex)

The chart below illustrates the Enersis’ share price at the Madrid Stock Exchange, (Latibex) over the last 12 months compared with the Local Stock Index:

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PRESS RELEASE First Half 2008 - Market Information

DEBT MARKET

The following chart shows the pricing of our Yankee Bonds during the last twelve months.

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PRESS RELEASE First Half 2008 - Consolidated Income Statement

RISK RATING CLASSIFICATION

Fitch: BBB / Stable
Rationale (July 2, 2008); “Fitch Ratings has affirmed both the Foreign Currency Issuer Default Rating (FC IDR) and the Local Currency IDR (LC IDR) for Enersis S.A. (Enersis) at 'BBB', which affects its foreign unsecured debt issuances. In addition Enersis’ national scale rating was affirmed at ‘AA-(chl)’, which affects approximately US$84 million of local bond issuances (UF denominated). All ratings have a Stable Outlook. The ratings reflect the expected growth in energy demand all throughout Latin America. The ratings are tempered by the company’s dependence on dividend payments from its subsidiaries to repay its own debt, and its exposure to less creditworthy international markets, such as Argentina and Colombia, which adds some volatility to the earnings profile.”

Standard & Poor’s: BBB / Stable
Rationale (July 03, 2007); “Standard & Poor's Ratings Services raised its ratings on Chile -based electricity provider Enersis S.A. by one notch, to 'BBB' from 'BBB'-, and removed them from Credit Watch with positive implications where they were placed on Dec. 15, 2006. The outlook is stable. The upgrade reflects the improvement of the company's financial risk profile mainly due to the very good performance of its Chilean operations, which represent about 50% of its consolidated EBITDA adjusted by ownership, combined with adequate debt service coverage ratios (DSCR) and very good liquidity and financial flexibility.”

Moody’s: Baa3 / Stable
Rationale (December 14, 2006); “Moody’s upgraded its rating for Enersis and for its 60% owned subsidiary, Endesa Chile, from Ba1 to Baa3, both with Stable Outlook. With this rating action, both companies achieved “investment grade” category. Moody’s upgrade was mainly due to the companies’ higher financial flexibility and liquidity, and based also on the fact that the financial performance has raised markedly over the last two years as a result of improvements in the regulatory framework and higher demand for electricity in the countries in which the companies operate; namely, Chile, Colombia, Peru, Brazil and Argentina. The ratings were placed on Stable Outlook, reflecting the stable scenario in the region, with higher prices for electricity, better economic conditions, strong increase in electricity demand and a lower regulatory uncertainty.”

Feller Rate: Bonds: AA- / Positive - Shares: 1st Class Level 1
Rationale (July 6, 2007); “Feller Rate improved the credit risk classification for the Company’s local bonds and bonds lines to the level “AA-” from “A+”, with stable outlook. These ratings had been under positive outlook since July, 2006. Feller Rate remarked, that it had raised the risk rating category based upon Enersis’ improved financial profile, derived from the better financial situation of the Chilean subsidiary Endesa Chile, as well as to the sustained positive results arising from the distribution business, mainly through the subsidiary Chilectra. At the same time, and due to a healthy financial flexibility, the agency expects that Enersis will continue facing refinancing of its consolidated debt maturity in better terms and conditions, to reduce its total debt.”

Fitch Chile: Bonds: AA- / Stable - Shares: 1st Class Level 1
Rationale (July 2, 2008); “Fitch Ratings has affirmed Enersis’ national scale rating at ‘AA-(chl)’, which affects approximately US$84 million of local bond issuances (UF denominated). All ratings have a Stable Outlook. In addition, Fitch affirmed Enersis’ equity rating at ‘Level 1’. The ratings are tempered by the company’s dependence on dividend payments from its subsidiaries to repay its own debt, and its exposure to less creditworthy international markets, such as Argentina and Colombia, which adds some volatility to the earnings profile.”

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PRESS RELEASE First Half 2008 - Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, MILLION CH$

Table 2

CONS. INCOME STATEMENT - (million Ch$)	6M 07	6M 08	Var 07-08	Chg %

Revenues from Generation & Transmission	990,767	1,387,400	396,633	40.0%
Revenues from Distribution	1,513,225	1,796,677	283,452	18.7%
Revenues from Engineering and Real Estate	21,243	21,022	(221)	(1.0%)
Revenues from Other Businesses	101,163	109,610	8,447	8.3%
Consolidation Adjustments	(290,435)	(313,866)	(23,431)	(8.1%)

Operating Revenues	2,335,963	3,000,843	664,880	28.5%

Costs from Generation	(615,535)	(953,767)	(338,232)	(54.9%)
Costs from Distribution	(1,085,435)	(1,308,170)	(222,735)	(20.5%)
Costs from Engineering and Real Estate	(17,083)	(16,616)	467	2.7%
Costs from Other Businesses	(83,768)	(89,298)	(5,530)	(6.6%)
Consolidation Adjustments	274,377	300,357	25,980	9.5%

Operating Costs	(1,527,444)	(2,067,494)	(540,050)	(35.4%)

Gross Profit	808,519	933,349	124,830	15.4%

SG&A from Generation	(25,006)	(24,525)	481	1.9%
SG&A from Distribution	(110,460)	(103,466)	6,994	6.3%
SG&A from Engineering and Real Estate	(1,989)	(2,049)	(60)	(3.0%)
SG&A from Other Businesses	(22,354)	(24,713)	(2,359)	(10.6%)
Consolidation Adjustments	18,490	16,098	(2,392)	(12.9%)

Selling and Administrative Expenses	(141,319)	(138,655)	2,664	1.9%

Operating Income	667,200	794,694	127,494	19.1%

Interest Income	60,065	68,030	7,965	13.3%
Interest Expense	(222,007)	(216,503)	5,504	2.5%
Net Interest (Expense)	(161,942)	(148,473)	(13,469)	8.3%
Equity Gains from Related Companies	1,436	4,405	2,969	206.7%
Equity Losses from Related Companies	(3,953)	(998)	2,955	74.8%
Net Income from Related Companies	(2,517)	3,408	5,925	N/A
Other Non Operating Income	96,510	83,958	(12,552)	(13.0%)
Other Non Operating Expenses	(239,282)	(181,158)	58,124	24.3%
Net other Non Operating Income (Expense)	(142,772)	(97,200)	45,572	31.9%
Price Level Restatement	(2,400)	(3,964)	(1,564)	(65.2%)
Foreign Exchange Effect	3,845	573	(3,272)	(85.1%)
Net of Monetary Exposure	1,445	(3,391)	(4,836)	N/A
Positive Goodwill Amortization	(30,959)	(30,941)	18	0.1%

Non Operating Income	(336,745)	(276,597)	60,148	17.9%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	330,455	518,097	187,642	56.8%

Extraordinary Items	-	-	-	-
Income Tax	(173,769)	(171,503)	2,266	1.3%
Minority Interest	(93,609)	(193,079)	(99,470)	(106.3%)
Negative Goodwill Amortization	2,501	2,425	(76)	(3.0%)

NET INCOME	65,578	155,940	90,362	137.8%

EBITDA (*)	901,874	1,027,506	125,632	13.9%

(*) EBITDA: Operating Income+Depreciation+Amortization

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PRESS RELEASE First Half 2008 - Consolidated Income Statement

UNDER CHILEAN GAAP, THOUSAND US$

Table 2.1

CONS. INCOME STATEMENT - (thousand US$)	6M 07	6M 08	Var 07-08	Chg %

Revenues from Generation & Transmission	1,883,408	2,637,392	753,984	40.0%
Revenues from Distribution	2,876,580	3,415,411	538,831	18.7%
Revenues from Engineering and Real Estate	40,382	39,962	(420)	(1.0%)
Revenues from Other Businesses	192,307	208,364	16,057	8.3%
Consolidation Adjustments	(552,105)	(596,647)	(44,542)	(8.1%)

Operating Revenues	4,440,572	5,704,483	1,263,911	28.5%

Costs from Generation	(1,170,107)	(1,813,073)	(642,966)	(54.9%)
Costs from Distribution	(2,063,369)	(2,486,779)	(423,410)	(20.5%)
Costs from Engineering and Real Estate	(32,474)	(31,586)	888	2.7%
Costs from Other Businesses	(159,240)	(169,752)	(10,512)	(6.6%)
Consolidation Adjustments	521,580	570,967	49,387	9.5%

Operating Costs	(2,903,610)	(3,930,224)	(1,026,614)	(35.4%)

Gross Profit	1,536,962	1,774,259	237,297	15.4%

SG&A from Generation	(47,535)	(46,621)	914	1.9%
SG&A from Distribution	(209,980)	(196,685)	13,295	6.3%
SG&A from Engineering and Real Estate	(3,781)	(3,895)	(114)	(3.0%)
SG&A from Other Businesses	(42,494)	(46,978)	(4,484)	(10.6%)
Consolidation Adjustments	35,149	30,602	(4,547)	(12.9%)

Selling and Administrative Expenses	(268,642)	(263,577)	5,065	1.9%

Operating Income	1,268,321	1,510,682	242,361	19.1%

Interest Income	114,181	129,322	15,141	13.3%
Interest Expense	(422,026)	(411,563)	10,463	2.5%
Net Interest (Expense)	(307,845)	(282,241)	25,604	8.3%
Equity Gains from Related Companies	2,730	8,374	5,644	206.7%
Equity Losses from Related Companies	(7,515)	(1,896)	5,619	74.8%
Net Income from Related Companies	(4,784)	6,478	11,262	N/A
Other Non Operating Income	183,461	159,600	(23,861)	(13.0%)
Other Non Operating Expenses	(454,866)	(344,374)	110,492	24.3%
Net other Non Operating Income (Expense)	(271,404)	(184,774)	86,630	31.9%
Price Level Restatement	(4,562)	(7,536)	(2,974)	(65.2%)
Foreign Exchange Effect	7,309	1,089	(6,220)	(85.1%)
Net of Monetary Exposure	2,747	(6,447)	(9,194)	N/A
Positive Goodwill Amortization	(58,853)	(58,817)	36	0.1%

Non Operating Income	(640,139)	(525,801)	114,338	17.9%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	628,181	984,882	356,701	56.8%

Extraordinary Items	-	-	-	-
Income Tax	(330,329)	(326,020)	4,309	1.3%
Minority Interest	(177,947)	(367,035)	(189,088)	(106.3%)
Negative Goodwill Amortization	4,754	4,610	(144)	(3.0%)

NET INCOME	124,659	296,436	171,777	137.8%

EBITDA (*)	1,714,426	1,953,248	238,822	13.9%

(*) EBITDA: Operating Income+Depreciation+Amortization

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PRESS RELEASE First Half 2008 - Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT ANALYSIS
(Source in Ch$ FECU)

NET INCOME

As of June 30, 2008, Enersis’ income had increased significantly by 137.8% totaling Ch$155,940 million, which is Ch$90,362 million greater than the previous year’s first half income, which amounted to Ch$65,578 million.

OPERATING INCOME

Operating income ending June 30, 2008 increased by Ch$127,494 million, up from Ch$667,200 million on June 30, 2007 to Ch$794,694 million for this period, corresponding to a 19.1% increase. This is due to the good results recorded in the distribution and generation businesses.

Generation and Transmission Businesses showed a Ch$58,882 million increase in their operating income, equal to 16.8%, totaling Ch$409,108 million. This increase was recorded despite a 3.9% decrease in physical generation sales, which dropped from 32,801 GWh in June 2007 to 31,532 GWh in June 2008 primarily as a result of a 4.9% decrease in Chile, and a 9.9% decrease in Argentina brought on by lower hydrology in both countries and shrinking demand due to public and private sector campaigns to save electricity in Chile.

In the Distribution sector our subsidiaries recorded a Ch$67,711 million increase in their operating income, which is equal to a 21.3% hike amounting to Ch$385,041 million. Physical sales ending June 30, 2008 totaled 31,085 GWh, up 645 GWh or 2.1% from the same period last year. Furthermore, a total of 385 thousand new customers signed on representing a 3.3% increase over same period last year for a total customer base greater than 12.1 million.

Table 4

	6M 07				6M 08

Million Ch$	Operating	Operating	SG & A	Operating	Operating	Operating	SG& A	Operating
	Revenues	Costs		Income	Revenues	Costs		Income

Endesa Chile	859,529	(536,398)	(20,577)	302,554	1,074,659	(741,692)	(19,566)	313,401
Cachoeira (*)	44,682	(16,583)	(1,171)	26,928	93,418	(19,633)	(1,323)	72,462
Fortaleza (**)	55,501	(30,435)	(787)	24,279	61,581	(45,178)	(1,018)	15,385
Cien (**)	63,057	(61,598)	(2,652)	(1,193)	172,613	(159,355)	(2,762)	10,496
Chilectra	397,699	(306,578)	(24,148)	66,973	503,988	(412,706)	(22,186)	69,096
Edesur	165,621	(128,464)	(21,141)	16,016	161,278	(125,857)	(24,538)	10,883
Distrilima (Edelnor)	119,858	(84,706)	(10,706)	24,446	127,207	(86,271)	(10,892)	30,044
Ampla	304,736	(211,800)	(14,572)	78,364	377,889	(257,559)	(16,815)	103,515
Investluz (Coelce)	240,575	(160,014)	(30,794)	49,767	277,605	(198,534)	(19,266)	59,805
Codensa	283,976	(193,872)	(9,100)	81,004	348,710	(227,243)	(9,643)	111,824
CAM Ltda.	68,409	(57,970)	(5,449)	4,990	75,333	(64,317)	(7,439)	3,577
Inmobiliaria Manso de Velasco Ltda.	5,181	(3,985)	(1,360)	(164)	4,112	(3,020)	(1,343)	(251)
Synapsis Soluciones y Servicios IT Ltda.	30,157	(23,428)	(5,887)	842	31,688	(24,156)	(3,963)	3,569
Enersis Holding and other investment vehicles	2,598	(2,372)	(10,883)	(10,657)	2,589	(825)	(13,348)	(11,584)
Consolidation Adjustments	(305,616)	290,759	17,908	3,051	(311,827)	298,852	15,447	2,472

Total Consolidation	2,335,963	(1,527,444)	(141,319)	667,200	3,000,843	(2,067,494)	(138,655)	794,694

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PRESS RELEASE First Half 2008 - Consolidated Income Statement

Table 4.1

	6M 07				6M 08

Thousand US$	Operating	Operating	SG & A	Operating Income	Operating	Operating	SG& A	Operating
	Revenues	Costs			Revenue	Costs		Income

Endesa Chile	1,633,930	(1,019,671)	(39,115)	575,144	2,042,884	(1,409,927)	(37,193)	595,763
Cachoeira (*)	84,939	(31,523)	(2,227)	51,189	177,583	(37,321)	(2,515)	137,747
Fortaleza (**)	105,504	(57,855)	(1,496)	46,154	117,064	(85,882)	(1,935)	29,247
Cien (**)	119,868	(117,095)	(5,042)	(2,269)	328,130	(302,927)	(5,251)	19,952
Chilectra	756,011	(582,792)	(45,904)	127,314	958,062	(784,538)	(42,174)	131,350
Edesur	314,839	(244,205)	(40,189)	30,446	306,583	(239,250)	(46,646)	20,687
Distrilima (Edelnor)	227,845	(161,023)	(20,351)	46,472	241,816	(163,997)	(20,705)	57,115
Ampla	579,292	(402,624)	(27,700)	148,968	718,351	(489,609)	(31,964)	196,778
Investluz (Coelce)	457,324	(304,181)	(58,539)	94,603	527,717	(377,405)	(36,624)	113,687
Codensa	539,827	(368,543)	(17,298)	153,985	662,883	(431,979)	(18,331)	212,573
CAM Ltda.	130,043	(110,198)	(10,358)	9,487	143,205	(122,265)	(14,142)	6,798
Inmobiliaria Manso de Velasco Ltda.	9,849	(7,575)	(2,585)	(311)	7,818	(5,741)	(2,553)	(477)
Synapsis Soluciones y Servicios IT Ltda.	57,328	(44,536)	(11,190)	1,602	60,238	(45,919)	(7,533)	6,787
Enersis Holding and other investment vehicles	4,939	(4,510)	(20,688)	(20,259)	4,921	(1,569)	(25,374)	(22,023)
Consolidation Adjustments	(580,964)	552,721	34,043	5,800	(592,771)	568,107	29,364	4,699

Total Consolidation	4,440,575	(2,903,610)	(268,639)	1,268,326	5,704,483	(3,930,224)	(263,576)	1,510,683

(*) Consolidated by Endesa Chile until September 30th, 2005. Since October 1th is consolidated by Enersis through Endesa Brasil.
(**) Since October 1, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil.

NON OPERATING INCOME

As of the end of first semester 2008, the company had recorded a loss in non-operating income amounting to Ch$276,597 million, which represents Ch$60,148 million less in losses compared to the same period in 2007, which totaled Ch$336,745 million.

Interest expense net of interest income underwent an 8.3% decrease equal to Ch$13.469 million, resulting from a drop in net expenses of Ch$161.942 million as of June 2007 to net expenses of Ch$148.473 million for the current period. This decrease in interest expense is primarily due to greater interest income of Ch$7.965 million, mostly from Chilectra, Edesur, and Codensa, and greater interest expense of Ch$5.504 million, primarily from Endesa Chile, given a lower average exchange rate, and from Edesur as a result of lower fine updates which were partially offset by Codensa’s greater debt.

Equity in income of related companies, net, increased by Ch$5,925 million after having gone from a net loss of Ch$2,517 million during first semester 2007 to a net income of Ch$3,408 million in the current period. This increased benefit was partially the result of having recognized the Ch$2,692 million in income obtained from Inversiones Gas Atacama Holding during the period (a Ch$3,002 million loss for the June 2007 period).

Goodwill amortization did not undergo any significant changes and amounted to Ch$30,941 million as of June 30th, 2008, with a decrease of Ch$18 million.

Other non-operating income and expenses, net, recorded a loss of Ch$45,572 million, from Ch$142,772 million in June 2007 to a net loss of Ch$97,200 million in the current period. The main reasons for this change are as follows:

• A lower net loss of Ch$60,944 million resulting from an adjustment for converting to Chilean standards, after having reconciled under Technical Bulletin No. 64 primarily in the Brazilian and Colombian subsidiaries (Ch$24,276 million, net of minority interest).
• Fewer expenses related to a Heritage Tax in Colombia of Ch$9,651 million.
• Fewer expenses related to fines and penalties of Ch$11,834 million, primarily in CIEN, Edesur, and CGTF.
• Increased income of Ch$8,111 million resulting from a reversal of the contingency provision, mainly in Ampla.

Pg. 15

PRESS RELEASE First Half 2008 - Consolidated Income Statement

The above was partially offset by:

• Ch$31,880 million less in income due to tariff adjustments in previous fiscal years in Edesur, which was recognized during first quarter 2007.
• Ch$9,429 million less in revenues in CIEN due to the liquidation of its contract with Cemsa, recognized in 2007.

Price-level restatement underwent a negative change of Ch$1,564 million, primarily due to the impact of higher inflation during first semester 2008 which hit 3.2% versus 1.9% during the same period in 2007. This change has affected both non-monetary and monetary assets and liabilities, mainly UF-denominated bonds, in addition to updated income accounts.

Foreign currency translation as of June 30th, 2008 revealed a negative change of Ch$3,272 million, moving from a positive balance of Ch$3,845 million in first semester 2007 to Ch$573 million for the current period. This is the result of both an active position of mismatch in dollars held by the company during both periods and changes in the Chilean peso-dollar parity. Consequently during the previous period the exchange rate fell $5.53 pesos from Ch$532.39 to Ch$526.86 while it actually increased Ch$29.16 this period from Ch$496.89 to Ch$526.05.

Income Taxes and Deferred Taxes during first semester 2008 recorded an expense of Ch$171,503 million, which represents a positive change of Ch$2,266 million when compared to the Ch$173,769 million expense recorded as of June 30, 2007.

The Income Tax Expense decreased Ch$4,714 million, which is primarily due to lower income tax provisions in our following subsidiaries: Endesa Chile, Ch$22,650 million; Coelce, Ch$10,048 million; CIEN, Ch$7,888 million; El Chocón, Ch$3,972 million; and CGTF, Ch$2,642 million. This was partially offset by greater provisions in Ampla, Ch$12,536 million; Codensa, Ch$9,568 million; Emgesa, Ch$5,334 million; Pehuenche, Ch$5,207 million; Costanera, Ch$4,585 million; and San Isidro, Ch$3,727 million.

Regarding Deferred Taxes, which do not represent cash flows, they recorded a negative change of Ch$2,448 million, primarily due to the recorded changes in CIEN for Ch$13,983; San Isidro for Ch$8,674 million; Endesa Chile for Ch$4,977 million; Chilectra for Ch$2,572 million; Edelnor for Ch$1,995 million; and CGTF for Ch$1,010 million, which was partially offset by Coelce for Ch$9,418 million; Edesur for Ch$9,363 million; Ampla for Ch$5,699 million; Enersis for Ch$4,886 million; and Codensa for Ch$3,047 million.

Goodwill Amortization amounted to Ch$2,425 million as of June 30th, 2008, which does not represent any significant change from the same period last year for which this figure totaled Ch$2,501 million.

Minority Interest increased by Ch$99,470 million for a total of Ch$193,079 million. This was triggered by a significant increase in the results of some of our subsidiaries that now have a high percentage of minority interest, to which Codensa underwent an increase of Ch$35,502 million; Endesa Chile, Ch$27,056 million; Emgesa, Ch$18,141 million; Endesa Brazil, Ch$16,403 million; and Coelce, Ch$6,210; this was partially offset by a decrease in Edesur of Ch$ 5,193 million and in El Chocón of Ch$2,034 million. (See Note 21.b of the FECU for more information)

Pg. 16

PRESS RELEASE First Half 2008 - Consolidated Income Statement

EVOLUTION OF KEY FINANCIAL RATIOS

Table 5

Indicator	Unit	6M 07	6M 08	Var 07-08	Chg %

Liquidity	Times	1.31	1.20	(0.11)	(8.4%)
Acid ratio test *	Times	1.21	1.12	(0.09)	(7.4%)
Working capital	million Ch$	456,884	443,545	(13,339)	(2.9%)
Working capital	th. US$	868,518	843,162	(25,356)	(2.9%)
Leverage **	Times	1.01	1.10	0.09	8.9%
Short-term debt	%	0.24	0.34	0.10	41.7%
Long-term debt	%	0.76	0.66	(0.10)	(13.2%)
Interest Coverage***	Times	4.33	5.06	0.73	16.9%
EBITDA****	th. US$	1,714,426	1,953,248	238,821	13.9%
ROE	%	4.30%	10.22%	5.92%	137.7%
ROA	%	1.08%	2.52%	1.44%	133.3%

* Current assets net of inventories and pre-paid expenses
** Using the ratio = Total debt / (equity + minority interest)
***EBITDAEI/Interest expenses = (Earnings before taxes+Fin exp+Net non operating income+depreciation+Positive Goodwill)/Interest expenses
****EBITDA: Operating Income+Depreciation+Amortization

The liquidity index as of June 2008 amounted to 1.20 times, revealing a 0.11 -fold decrease, equal to 8.4%, compared to the same period last year. The latter is due to a temporary situation. In effect, during the second quarter took place the refinancing of Endesa Chile’s bonds that mature in less than one year and that were transferred to the short term. Despite the latter, the indexes reflect that the company enjoys a sound position in terms of liquidity, while it continues to hold bank debt and finance its investments with cash surplus, while having an appropriate schedule of debt maturity.

The indebtedness ratio sits at 1.10 as of June 30, 2008, having increasing 8.9% over its 2007 level.

Financial expenses coverage increased 0.73 times or the equivalent of 16.9%, having jumped from 4.33 times in June 2007 to 5.06 times in the current period. This is due to the better results obtained by the Enersis Group during this period, in addition to a reduction in interest expense.

Furthermore, the annual profitability based on shareholders’ equity amounted to 10.22%, which was 4.30% for the same period last year.

Annual profitability based on assets jumped from 1.08% in June 2007 to 2.52% in June 2008, which is also a reflection of the better results recorded for this year, partly offset by an increase in dollar-denominated assets.

Pg. 17

PRESS RELEASE First Half 2008 - Consolidated Income Statement

CONSOLIDATED BALANCE SHEET

ASSETS UNDER CHILEAN GAAP, MILLION CH$

Table 6

ASSETS - (million Ch$)	6M 07	6M 08	Var 07-08	Chg %

CURRENT ASSETS
Cash	51,882	103,197	51,315	98.9%
Time deposits	345,169	488,593	143,424	41.6%
Marketable securities	13,966	14,957	990	7.1%
Accounts receivable, net	1,025,786	1,178,722	152,936	14.9%
Notes receivable, net	10,272	16,764	6,492	63.2%
Other accounts receivable, net	121,516	77,064	(44,452)	(36.6%)
Amounts due from related companies	43,981	193,326	149,345	339.6%
Inventories	92,733	101,815	9,082	9.8%
Income taxes recoverable	86,179	175,811	89,632	104.0%
Prepaid expenses	50,291	67,550	17,259	34.3%
Deferred income taxes	63,107	79,693	16,586	26.3%
Other current assets	40,154	163,561	123,407	-

Total currrent assets	1,945,037	2,661,054	716,017	36.8%

PROPERTY, PLANT AND EQUIPMENT
Land	145,793	145,288	(505)	(0.3%)
Buildings and infraestructure and works in progress	12,198,483	12,039,548	(158,935)	(1.3%)
Machinery and equipment	2,209,335	2,163,861	(45,474)	(2.1%)
Other plant and equipment	687,602	674,405	(13,197)	(1.9%)
Technical appraisal	34,843	34,682	(161)	(0.5%)
Sub - Total	15,276,056	15,057,785	(218,272)	(1.4%)
Accumulated depreciation	(6,481,177)	(6,561,467)	(80,290)	(1.2%)

Total property, plant and equipment	8,794,880	8,496,318	(298,562)	(3.4%)

OTHER ASSETS
Investments in related companies	121,617	72,734	(48,883)	(40.2%)
Investments in other companies	26,113	24,142	(1,971)	(7.5%)
Positive goodwill, net	695,421	631,166	(64,255)	(9.2%)
Negative goodwill, net	(46,272)	(37,162)	9,110	19.7%
Long-term receivables	166,556	212,194	45,638	27.4%
Amounts due from related companies	97,557	2,728	(94,829)	(97.2%)
Deferred income taxes	-	-	-	-
Intangibles	101,399	103,795	2,396	2.4%
Accumulated amortization	(63,132)	(67,232)	(4,100)	(6.5%)
Others assets	308,127	290,301	(17,826)	(5.8%)

Total other assets	1,407,386	1,232,667	(174,719)	(12.4%)

TOTAL ASSETS	12,147,303	12,390,039	242,736	2.0%

Pg. 18

PRESS RELEASE First Half 2008 - Consolidated Income Statement

ASSETS UNDER CHILEAN GAAP, THOUSAND US$

Table 6.1

ASSETS - (thousand US$)	6M 07	6M 08	Var 07-08	Chg %

CURRENT ASSETS
Cash	98,625	196,174	97,549	98.9%
Time deposits	656,153	928,796	272,643	41.6%
Marketable securities	26,550	28,432	1,882	7.1%
Accounts receivable, net	1,949,979	2,240,703	290,724	14.9%
Notes receivable, net	19,527	31,868	12,341	63.2%
Other accounts receivable, net	230,997	146,496	(84,501)	(36.6%)
Amounts due from related companies	83,607	367,505	283,898	339.6%
Inventories	176,283	193,546	17,263	9.8%
Income taxes recoverable	163,824	334,210	170,386	104.0%
Prepaid expenses	95,600	128,409	32,809	34.3%
Deferred income taxes	119,963	151,493	31,530	26.3%
Other current assets	76,331	310,923	234,592	-

Total currrent assets	3,697,439	5,058,557	1,361,118	36.8%

PROPERTY, PLANT AND EQUIPMENT
Land	277,147	276,187	(960)	(0.3%)
Buildings and infraestructure and works in progress	23,188,828	22,886,699	(302,129)	(1.3%)
Machinery and equipment	4,199,858	4,113,414	(86,444)	(2.1%)
Other plant and equipment	1,307,103	1,282,018	(25,085)	(1.9%)
Technical appraisal	66,235	65,929	(306)	(0.5%)
Sub - Total	29,039,172	28,624,246	(414,926)	(1.4%)
Accumulated depreciation	(12,320,457)	(12,473,086)	(152,629)	(1.2%)

Total property, plant and equipment	16,718,714	16,151,161	(567,553)	(3.4%)

OTHER ASSETS
Investments in related companies	231,189	138,265	(92,924)	(40.2%)
Investments in other companies	49,640	45,893	(3,747)	(7.5%)
Positive goodwill, net	1,321,967	1,199,821	(122,146)	(9.2%)
Negative goodwill, net	(87,961)	(70,643)	17,318	19.7%
Long-term receivables	316,616	403,372	86,756	27.4%
Amounts due from related companies	185,452	5,186	(180,266)	(97.2%)
Deferred income taxes	-	-	-	-
Intangibles	192,755	197,311	4,556	2.4%
Accumulated amortization	(120,011)	(127,805)	(7,794)	(6.5%)
Others assets	585,737	551,851	(33,886)	(5.8%)

Total other assets	2,675,384	2,343,251	(332,133)	(12.4%)

TOTAL ASSETS	23,091,537	23,552,969	461,432	2.0%

Pg. 19

PRESS RELEASE First Half 2008 - Consolidated Income Statement

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, MILLION CH$

Table 7

LIABILITIES AND SHAREHOLDER´S EQUITY - (million Ch$)	6M 07	6M 08	Var 07-08	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	88,375	139,662	51,287	58.0%
Current portion of long-term debt due to banks and financial institutions	129,919	145,128	15,208	11.7%
Current portion of bonds payable	188,129	643,773	455,643	242.2%
Current portion of long-term notes payable	30,972	29,541	(1,431)	(4.6%)
Dividends payable	50,500	104,751	54,251	107.4%
Accounts payable	469,476	616,018	146,542	31.2%
Short-term notes payable	15,308	19,494	4,186	27.3%
Miscellaneous payables	130,541	101,731	(28,810)	(22.1%)
Accounts payable to related companies	24,121	29,521	5,399	22.4%
Accrued expenses	81,126	82,669	1,543	1.9%
Withholdings	108,254	107,924	(330)	(0.3%)
Income taxes payable	24,881	29,492	4,611	18.5%
Anticipated income	9,202	15,390	6,188	67.2%
Reinbursable financial contribution	1,125	1,389	264	23.5%
Other current liabilities	136,221	151,026	14,805	10.9%

Total current liabilities	1,488,153	2,217,509	729,356	49.0%

LONG-TERM LIABILITIES
Due to banks and financial institutions	1,085,361	1,284,146	198,785	18.3%
Bonds payable	2,596,829	1,977,870	(618,959)	(23.8%)
Long -term notes payable	131,381	129,117	(2,264)	(1.7%)
Accounts payables	160,484	189,706	29,222	18.2%
Amounts payable to related companies	10,774	7,370	(3,404)	(31.6%)
Accrued expenses	395,014	384,250	(10,764)	(2.7%)
Deferred income taxes	2,067	59,491	57,424	100.0%
Reinbursable financial contribution	3,582	4,109	527	14.7%
Other long-term liabilities	232,227	244,692	12,465	5.4%

Total long-term liabilities	4,617,720	4,280,751	(336,969)	(7.3%)

Minority interest	2,996,529	2,838,355	(158,174)	(5.3%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	2,630,245	2,594,015	(36,229)	(1.4%)
Additional paid-in capital	49,975	83,009	33,034	66.1%
Additional paid-in capital (share premium)	191,005	190,777	(228)	(0.1%)
Other reserves	(293,872)	(434,960)	(141,088)	48.0%
Total capital and reserves	2,577,352	2,432,841	(144,511)	(5.6%)
Retained earnings	401,971	464,643	62,672	15.6%
Net income for the period	65,578	155,940	90,363	137.8%
Interim dividends	-	-	-	-
Deficits of subsidaries in development stage	-	-	-	-
Total retained earnings	467,549	620,584	153,034	32.7%

Total shareholder´s equity	3,044,901	3,053,424	8,523	0.3%

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	12,147,303	12,390,039	242,736	2.0%

Pg. 20

PRESS RELEASE First Half 2008 - Consolidated Income Statement

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, THOUSAND US$

Table 7.1

LIABILITIES - (thousand US$)	6M 07	6M 08	Var 07-08	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	167,998	265,492	97,494	58.0%
Current portion of long-term debt due to banks and financial institutions	246,972	275,882	28,910	11.7%
Current portion of bonds payable	357,626	1,223,786	866,160	242.2%
Current portion of long-term notes payable	58,876	56,156	(2,720)	(4.6%)
Dividends payable	95,999	199,128	103,129	107.4%
Accounts payable	892,456	1,171,026	278,570	31.2%
Short-term notes payable	29,101	37,058	7,957	27.3%
Miscellaneous payables	248,153	193,386	(54,767)	(22.1%)
Accounts payable to related companies	45,854	56,118	10,264	22.4%
Accrued expenses	154,218	157,151	2,933	1.9%
Withholdings	205,787	205,159	(628)	(0.3%)
Income taxes payable	47,298	56,063	8,765	18.5%
Anticipated income	17,493	29,257	11,764	67.2%
Reinbursable financial contribution	2,138	2,640	502	23.5%
Other current liabilities	258,951	287,094	28,143	10.9%

Total current liabilities	2,828,919	4,215,395	1,386,476	49.0%

LONG-TERM LIABILITIES
Due to banks and financial institutions	2,063,228	2,441,110	377,882	18.3%
Bonds payable	4,936,469	3,759,852	(1,176,617)	(23.8%)
Long -term notes payable	249,750	245,446	(4,304)	(1.7%)
Accounts payables	305,074	360,623	55,549	18.2%
Amounts payable to related companies	20,481	14,010	(6,471)	(31.6%)
Accrued expenses	750,906	730,443	(20,463)	(2.7%)
Deferred income taxes	3,930	113,091	109,161	100.0%
Reinbursable financial contribution	6,809	7,811	1,002	14.7%
Other long-term liabilities	441,455	465,150	23,695	5.4%

Total long-term liabilities	8,778,100	8,137,536	(640,564)	(7.3%)

Minority interest	5,696,282	5,395,600	(300,682)	(5.3%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	4,999,990	4,931,120	(68,870)	(1.4%)
Additional paid-in capital	95,000	157,796	62,796	66.1%
Additional paid-in capital (share premium)	363,092	362,659	(433)	(0.1%)
Other reserves	(558,640)	(826,842)	(268,202)	48.0%
Total capital and reserves	4,899,442	4,624,733	(274,709)	(5.6%)
Retained earnings	764,132	883,268	119,136	15.6%
Net income for the period	124,660	296,436	171,776	137.8%
Interim dividends	-	-	-	-
Deficits of subsidaries in development stage	-	-	-	-
Total retained earnings	888,792	1,179,704	290,912	32.7%

Total shareholder´s equity	5,788,235	5,804,438	16,203	0.3%

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	23,091,535	23,552,969	461,434	2.0%

Pg. 21

PRESS RELEASE First Half 2008 - Capex and Depreciation

CONSOLIDATED BALANCE SHEET ANALYSIS

The company’s total assets as of June 2008 increased by Ch$242,736 million compared to the same period last year, which is mainly due to:

  A Ch$716,017 million increase in Current assets, equal to 36.8%, as a result of:

  • An increase in debtors due sales of Ch$152,936 million given the greater level of invoicing from Endesa Chile at Ch$27,087 million, Ampla at Ch$24,966 million, Cachoeira Dourada at Ch$16,140 million, Endesa Costanera at Ch$31,834 million and CIEN at Ch$99,365 million, which was partially offset by a decrease in Codensa of Ch$42,472 million, primarily the result of a long-term carryover (Codensa Hogar).
  • A Ch$149,345 increase in instruments receivable from related companies primarily due to the transfer to the short term of accounts receivable from Atacama Finance Co. in the amount of Ch$96,370 million and an increase in accounts receivable from GNL Quintero in the amount of Ch$54,906 million, which was partially offset by a decrease in accounts receivable from GNL
  Chile in the amount of Ch$3,406 million.
  • A Ch$143,424 million increase in time deposits primarily due to Endesa Chile and Enersis having floated Ch$99,556 million and Ch$32,509 million, respectively.
  • A Ch$123,407 million increase in other current assets primarily due to Enersis, Endesa Chile, and Chilectra having invested Ch$42,014 million, Ch$15,467 million and Ch$22,144 million, respectively, in Sales and Repurchase Agreements. Furthermore, Enersis invested an additional Ch$23,238 million in deposits for obligations and guarantees, and Coelce invested an additional Ch$18,339 million related to the Brazilian government’s “Light for All” project.
  • A Ch$89,632 million increase in recoverable taxes resulting from increases by Endesa Chile for Ch$44,775 million, San Isidro for Ch$10,112 million, Enersis for Ch$ 4,875 million, Chilectra for Ch$7,301 million, Investluz for Ch$7,834 million, Ampla for Ch$11,821 million, and Endesa Eco for Ch$3,117 million.
  • A Ch$51,315 million increase in available cash, primarily due to greater balances recorded by Emgesa (Ch$13,534 million) and CIEN (Ch$34,661 million), both due to collections from customers, and Hidroinvest (Ch$7,398 million) due to dividends received.
  • A Ch$44,452 million reduction in sundry debtors, primarily due to collections made by Endesa Chile and generation subsidiaries in the amount of Ch$18,943 million (accounts payable resulting from enforcement of the Short Law), Ch$9,093 million in additional funds from the Codensa Hogar portfolio, and fewer advances to suppliers in Coelce (Ch$5,837 million), San Isidro (Ch$2,687 million), Ampla (Ch$3,299 million) and Endesa Eco (Ch$1,209 million), respectively.

  A Ch$298,562 million drop in Fixed Assets, equal to 3.4%, primarily due to the real exchange rate effect on fixed assets of foreign companies as a result of the methodology of expressing non-monetary assets in historic dollars, according to Technical Bulletin No.64, in subsidiaries domiciled in unstable countries for an amount of approximately Ch$550,000 million, and as a result of the depreciation of one-year fixed assets for an amount of approximately Ch$436,500 million and Ch$2,971 million in sales of fixed assets. The latter was partially offset by additions to fixed assets over the last year for approximately Ch$690,000 million.

  A Ch$174.719 million reduction in Other Assets primarily due to the following:

  • A reduction in accounts receivable from related companies in the amount of Ch$94,829 million, primarily due to the transfer to the short term of accounts receivable from Atacama Finance in the amount of Ch$96,370 million.

Pg. 22

PRESS RELEASE First Half 2008 - Capex and Depreciation

• A reduction in Goodwill in the amount of Ch$64,225 million, essentially due to the amortization of goodwill recorded during the previous twelve months.
• A decrease in investments in related companies in the amount of Ch$48,883 million, primarily due to an investment loss in Gas Atacama Holding Ltda. for Ch$60,500 million, greatly due to an impairment provision over said investment toward the end of 2007 in the amount of Ch$50,455 million. The latter was partially offset by a greater investment in Central Hidroeléctrica de Aysén of Ch$12,633 million.
• A Ch$17,826 million decrease in Other Long-term Assets, primarily due to lower deferred expenses in the amount of Ch$25,528 million, which was partially offset by an increase of Ch$8,908 million in escrow accounts.
• An increase in Long-Term Debtors in the amount of Ch$45,638 million, mainly resulting from the transfer to the short term of Ch$65,312 million in Codensa (Codensa Hogar program), and in Chocón and Endesa Costanera in the amount of Ch$9,105 million for increased contributions to the Wholesale Market Investment Fund (FONINVEMEM). The latter was partly offset by a Ch$20,624 million decrease in Ampla’s regulatory assets.
• A decrease in the balance of negative goodwill in the amount of Ch$9,110 million, largely due to amortization over the last twelve months and the exchange rate effect.

The company’s total liabilities increased by Ch$242,736 million from the same period last year, which was largely due to the following:

  An increase in current liabilities of Ch$729,356 million, equal to 49.0%, resulting from changes in the following areas:

  • An increase in short-term public debt of Ch$455,643 million mostly due to a transfer to the long term in Endesa Chile of Ch$536,571 million and from Codensa (Ch$13,760 million), which were partially offset by payments in Ampla for Ch$90,124 million and Edesur for Ch$3,709 million.
  • A Ch$146,542 million increase in accounts payable due to the following increases: Ch$118,077 million in CIEN because of higher energy purchases; Ch$25,284 million in Costanera; Ch$14,182 million in Ampla; and Ch$11,806 million in Chilectra, all of which was partially offset by a Ch$22,620 million reduction in San Isidro and a Ch$5,659 million reduction in Coelce.
  • A Ch$54,251 million increase in dividends payable: Ch$36,672 million correspond to more third-party dividends payable and Ch$17,579 million to Endesa Internacional.
  • An increase in bank debt in the amount of Ch$51,287 million primarily due to a Ch$48,910 million increase in Colece and a Ch$6,361 million increase in Cam, partly offset by a reduction in Pangue in the amount of Ch$4,847 million.
  • An increase in other current liabilities in the amount of Ch$15,068 million due to increases in CGTF (Ch$5,270 million), Coelce (Ch$4,815 million) and Ampla (Ch$4,107 million).

  Long-term liabilities decreased by Ch$336,969 million, equal to 7.3%, in large part due to the following:

  • A decrease in public debt in the amount of Ch$618,959 million, primarily due to a transfer to the short term in Endesa Chile of Ch$536,571 million, in Edegel of Ch$18,411 million, and in Edelnor of Ch$15,657 million, and an update due the inflationary effect in comparative terms for approximately Ch$150,000 million. The latter was partly offset by Edelnor having floated an additional Ch$40,793 million in bonds, Edegel having floated Ch$31,330 million and Codensa having floated Ch$13,743 million, and by the Ch$22,922 million effect of local currency on Ampla.

Pg. 23

PRESS RELEASE First Half 2008 - Capex and Depreciation

• An increase in long-term bank debt in the amount of Ch$198,785 million due to more bank credit in Endesa Chile of Ch$152,859 million in revolving funds, and Ch$89,401 million in Ampla, partly offset by a reduction in El Chocón of Ch$17,045 million, in Costanera of Ch$11,901 million, in Edegel of Ch$7,376 million and in Emgesa of Ch$5,821 million.
• An increase in long-term deferred taxes of Ch$57,424 million, which can be partly explained by the impact of a reduction in deferred tax expenses, primarily due to a reversal in the valuation allowance in Betania given the merger with Emgesa.

Minority interest totaled Ch$2,838,355 million, revealing a reduction of Ch$158,174 million, equal to 5.3%, as a result of reductions in the amount of shareholders’ equity the companies had because of paid dividends, and the effect of the dollar-peso exchange rate (See Note 21 of FECU for more information).

Shareholders’ equity increased by Ch$8,523 million as of June 2007. This change is primarily due to the period’s income of Ch$155,940 million, partly offset by a decrease in reserves of Ch$141,087 million, largely due to the exchange rate effect of the dollar on investment hedges abroad, a reduction in the cumulative results of Ch$2,905 million, and a Ch$3,423 million decrease in capital revaluation.

Pg. 24

PRESS RELEASE First Half 2008 - Capex and Depreciation

DEBT MATURITY WITH THIRD PARTIES, MILLION CH$

Table 8

							TOTAL

Million Ch$	2008	2009	2010	2011	2012	Balance

Chile	222,092	520,197	55,166	108,326	12,057	1,227,156	2,144,994

Enersis	959	186,012	1,895	2,004	2,119	477,037	670,026
Chilectra	-	-	-	-	-	-	-
Other (*)	7,003	2,299	810	-	-	-	10,112
Endesa Chile (**)	214,130	331,885	52,461	106,322	9,938	750,119	1,464,856

Argentina	25,975	56,695	51,674	57,581	18,542	5,921	216,389

Edesur	2,648	11,479	14,941	14,991	5,882	-	49,940
Costanera	17,190	32,942	24,458	20,672	12,660	5,921	113,844
Chocon	6,137	12,275	12,275	21,919	-	-	52,605
Hidroinvest	-	-	-	-	-	-	-
CTM	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-

Perú	55,847	65,192	28,902	48,471	55,064	133,533	387,009

Edelnor	21,105	18,484	5,319	11,542	15,957	66,124	138,532
Edegel	34,742	46,708	23,583	36,929	39,106	67,409	248,477

Brazil	73,379	121,986	187,530	246,805	238,760	121,056	989,515

Endesa Brasil	-	-	-	-	-	-	-
Coelce	60,796	23,625	31,673	40,163	36,132	46,013	238,402
Ampla	8,669	90,397	81,404	131,762	128,553	41,207	481,992
Cachoeira	-	-	-	-	-	-	-
Cien	1,311	2,476	68,566	68,566	67,305	-	208,224
Fortaleza	2,603	5,488	5,886	6,312	6,770	33,837	60,896

Colombia	40,459	100,747	61,489	164,132	92,661	292,034	751,523

Codensa	40,459	13,678	61,489	54,711	9,224	175,485	355,046
Emgesa	-	87,069	-	109,422	83,436	116,549	396,477
Betania	-	-	-	-	-	-	-

TOTAL	417,752	864,816	384,760	625,316	417,083	1,779,701	4,489,429

(*) Includes: CAM
(**) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon.

DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$

Table 8.1

							TOTAL

Thousand US$	2008	2009	2010	2011	2012	Balance

Chile	422,189	988,873	104,868	205,924	22,920	2,332,774	4,077,548

Enersis	1,823	353,602	3,602	3,809	4,028	906,828	1,273,693
Chilectra	-	-	-	-	-	-	-
Other (*)	13,313	4,370	1,540	-	-	-	19,222
Endesa Chile (**)	407,053	630,901	99,726	202,115	18,892	1,425,947	2,784,632

Argentina	49,378	107,775	98,230	109,460	35,248	11,256	411,347

Edesur	5,034	21,820	28,402	28,496	11,181	-	94,934
Costanera	32,677	62,621	46,495	39,297	24,066	11,256	216,413
Chocon	11,667	23,333	23,333	41,667	-	-	100,000
Hidroinvest	-	-	-	-	-	-	-
CTM	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-

Peru	106,163	123,927	54,942	92,142	104,674	253,841	735,688

Edelnor	40,121	35,137	10,111	21,941	30,334	125,700	263,343
Edegel	66,042	88,791	44,830	70,200	74,340	128,141	472,345

Brazil	139,490	231,890	356,486	469,166	453,873	230,123	1,881,028

Endesa Brasil	-	-	-	-	-	-	-
Coelce	115,570	44,910	60,210	76,349	68,685	87,469	453,193
Ampla	16,479	171,841	154,746	250,475	244,375	78,333	916,248
Cachoeira	-	-	-	-	-	-	-
Cien	2,492	4,706	130,342	130,342	127,944	-	395,826
Fortaleza	4,949	10,433	11,189	11,999	12,869	64,322	115,761

Colombia	76,910	191,516	116,889	312,009	176,144	555,145	1,428,614

Codensa	76,910	26,001	116,889	104,003	17,535	333,590	674,928
Emgesa	-	165,515	-	208,006	158,609	221,555	753,687
Betania	-	-	-	-	-	-	-

TOTAL	794,130	1,643,982	731,414	1,188,701	792,858	3,383,140	8,534,225

(*) Includes: CAM
(**) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon.

Pg. 25

PRESS RELEASE First Half 2008 - Capex and Depreciation

CONSOLIDATED CASH FLOW

UNDER CHILEAN GAAP, MILLION CH$

Table 9

Million Ch$	6M07	6M08	Var 07-08	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	65,578	155,940	90,362	137.8%

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	(289)	(318)	(29)	(10.2%)
Charges (credits) to income which do not represent cash flows:
Depreciation	230,020	228,611	(1,409)	(0.6%)
Amortization of intangibles	4,654	4,201	(453)	(9.7%)
Write-offs and accrued expenses	26,439	21,078	(5,361)	(20.3%)
Equity in income of related companies	(1,436)	(4,405)	(2,969)	-
Equity in losses of related companies	3,953	998	(2,955)	(74.8%)
Amortization of positive goodwill	30,959	30,941	(18)	(0.1%)
Amortization of negative goodwill	(2,502)	(2,425)	77	3.1%
Price-level restatement, net	2,400	3,964	1,564	65.2%
Exchange difference, net	(3,845)	(573)	3,272	85.1%
Other credits to income which do not represent cash flows	(33,124)	(41,049)	(7,925)	(23.9%)
Other charges to income which do not represent cash flows	161,405	112,567	(48,838)	(30.3%)
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(105,651)	9,448	115,099	N/A
Decrease (increase) in inventory	(17,062)	6,616	23,678	(138.8%)
Decrease (increase) in other assets	(41,881)	(168,606)	(126,725)	-
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	52,536	134,872	82,336	156.7%
Decreased (increase) of payable interest	24,368	31,815	7,447	30.6%
Decreased (increase) in income tax payable	(98,474)	35,267	133,741	N/A
Decreased (increase) in other accounts payable associated with non-operating results	37,020	(1,910)	(38,930)	N/A
Decreased (increase) in value added tax and other similar taxes payable, net	(890)	(2,762)	(1,872)	-
Income (loss) attributable to minority interest	93,609	193,079	99,470	106.3%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	427,786	747,348	319,562	74.7%

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	588,607	454,057	(134,550)	(22.9%)
Proceeds from bond issuance	339,620	33,440	(306,180)	(90.2%)
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	-	-	-	-
Capital paid	-	-	-	-
Dividends paid	(398,530)	(278,054)	120,476	30.2%
Payment of debt	(597,134)	(381,018)	216,116	36.2%
Payment of bonds	(127,266)	(108,627)	18,639	(14.6%)
Payments of loans obtained from related companies	(1,350)	(1,263)	87	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	-	-	-	-
Other disbursements for financing	(750)	(5,346)	(4,596)	-

NET CASH FLOW FROM FINANCING ACTIVITIES	(196,805)	(286,810)	(90,005)	(45.7%)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	2,802	1,788	(1,014)	(36.2%)
Sale of investment	-	7,532	7,532	-
Other loans received from related companies	-	-	-	-
Other receipts from investments	517	422	(95)	-
Additions to property, plant and equipment	(278,578)	(350,598)	(72,020)	(25.9%)
Long-term investments	(35,442)	(8,858)	26,584	75.0%
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	(21,745)	(26,691)	(4,946)	22.7%
Other investment disbursements	(3,371)	(5,574)	(2,203)	65.3%

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(335,817)	(381,979)	(46,162)	(13.7%)

NET CASH FLOW FOR THE PERIOD	(104,836)	78,559	183,395	(174.9%)

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	29,069	13,192	(15,877)	(54.6%)

NET VARIATION ON CASH AND CASH EQUIVALENT	(75,767)	91,752	167,519	N/A

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	488,364	594,970	106,606	21.8%

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	412,597	686,722	274,125	66.4%

Pg. 26

PRESS RELEASE First Half 2008 - Capex and Depreciation

UNDER CHILEAN GAAP, THOUSAND US$

Table 9.1

Thousand US$	6M 07	6M 08	Var 07-08	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	124,659	296,436	171,777	137.8%

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	(549)	(605)	(56)	(10.2%)
Charges (credits) to income which do not represent cash flows:
Depreciation	437,259	434,580	(2,679)	(0.6%)
Amortization of intangibles	8,847	7,985	(862)	(9.7%)
Write-offs and accrued expenses	50,259	40,068	(10,191)	(20.3%)
Equity in income of related companies	(2,730)	(8,374)	(5,644)	-
Equity in losses of related companies	7,514	1,896	(5,618)	(74.8%)
Amortization of positive goodwill	58,852	58,817	(35)	(0.1%)
Amortization of negative goodwill	(4,756)	(4,610)	146	3.1%
Price-level restatement, net	4,562	7,536	2,974	65.2%
Exchange difference, net	(7,309)	(1,089)	6,220	85.1%
Other credits to income which do not represent cash flows	(62,967)	(78,032)	(15,065)	(23.9%)
Other charges to income which do not represent cash flows	306,824	213,986	(92,838)	(30.3%)
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(200,838)	17,960	218,798	N/A
Decrease (increase) in inventory	(32,434)	12,577	45,011	(138.8%)
Decrease (increase) in other assets	(79,614)	(320,514)	(240,900)	-
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	99,869	256,386	156,517	156.7%
Decreased (increase) of payable interest	46,323	60,478	14,155	30.6%
Decreased (increase) in income tax payable	(187,195)	67,041	254,236	N/A
Decreased (increase) in other accounts payable associated with non-operating results	70,374	(3,630)	(74,004)	N/A
Decreased (increase) in value added tax and other similar taxes payable, net	(1,692)	(5,250)	(3,558)	-
Income (loss) attributable to minority interest	177,947	367,035	189,088	106.3%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	813,204	1,420,679	607,475	74.7%

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	1,118,918	863,145	(255,773)	(22.9%)
Proceeds from bond issuance	645,604	63,567	(582,037)	(90.2%)
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	-	-	-	-
Capital paid	-	-	-	-
Dividends paid	(757,590)	(528,569)	229,021	30.2%
Payment of debt	(1,135,128)	(724,299)	410,829	36.2%
Payment of bonds	(241,928)	(206,495)	35,433	(14.6%)
Payments of loans obtained from related companies	(2,566)	(2,400)	166	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	-	-	-	-
Other disbursements for financing	(1,426)	(10,163)	(8,737)	-

NET CASH FLOW FROM FINANCING ACTIVITIES	(374,118)	(545,214)	(171,096)	(45.7%)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	5,326	3,400	(1,926)	(36.2%)
Sale of investment	-	14,319	14,319	-
Other loans received from related companies	-	-	-	-
Other receipts from investments	983	801	(182)	-
Additions to property, plant and equipment	(529,566)	(666,473)	(136,907)	(25.9%)
Long-term investments	(67,374)	(16,839)	50,535	75.0%
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	(41,336)	(50,739)	(9,403)	22.7%
Other investment disbursements	(6,408)	(10,595)	(4,187)	65.3%

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(638,375)	(726,126)	(87,751)	(13.7%)

NET CASH FLOW FOR THE PERIOD	(199,289)	149,338	348,627	(174.9%)

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	55,259	25,078	(30,181)	(54.6%)

NET VARIATION ON CASH AND CASH EQUIVALENT	(144,030)	174,417	318,447	N/A

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	928,360	1,131,014	202,654	21.8%

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	784,330	1,305,431	521,101	66.4%

Pg. 27

PRESS RELEASE First Half 2008 - Capex and Depreciation

CONSOLIDATED CASH FLOW ANALYSIS

During the period the company generated a positive net cash flow totaling Ch$78,559 million, which can be broken down as follows:

Table 10

Effective Cash Flow (million Ch$)	6M 07	6M 08	Var 07-08	Chg %

Operating	427,786	747,348	319,562	74.7%
Financing	(196,805)	(286,810)	(90,005)	(45.7%)
Investment	(335,817)	(381,979)	(46,162)	(13.7%)

Net cash flow of the period	(104,836)	78,559	183,395	174.9%

Table 10.1

Effective Cash Flow (thousand US$)	6M 07	6M 08	Var 07-08	Chg %

Operating	813,204	1,420,679	607,475	74.7%
Financing	(374,118)	(545,214)	(171,096)	(45.7%)
Investment	(638,375)	(726,126)	(87,751)	(13.7%)

Net cash flow of the period	(199,289)	149,338	348,627	174.9%

As of June 30, 2008, operating activities generated a positive net cash flow of Ch$747,348 million, which represents a 74.7% increase over last year. This flow is primarily made up of the following:

Net income of Ch$155,940 million, plus

  Ch$402,359 million in charges that do not represent cash flow but that mostly correspond to Ch$228,611 million in depreciation for the period, Ch$21,078 million in write-downs and provisions, Ch$30,941 million in goodwill amortization, Ch$4,201 million in amortization of intangibles, Ch$998 million in loss on permanent investments, and Ch$112,567 million in other charges that do not represent cash flow, which includes the BT 64 negative conversion effect of foreign subsidiaries for a sum of Ch$107,034 million.

  Ch$197,282 million due to changes in net liabilities that affect operating cash flow.

The above was partly offset by:

  Ch$48,452 million in credits that do not represent cash flow, which correspond to Ch$41,049 million in other credits that do not represent cash flow, of which Ch$37,304 million correspond to the positive conversion effect of subsidiaries abroad, Ch$4,405 million correspond to investment income in related companies, and Ch$2,425 million to negative goodwill amortization.

  Changes in net assets affecting operating flow amount to Ch$152,542 million.

Financing activities generated a negative net flow of Ch$286,810 million due to loan payments for Ch$381,018 million, dividends payments for Ch$278,054 million, public debt payments for Ch$108,627 million, documented loan payments from related companies for Ch$1,263 million, and other disbursements for Ch$5,346 million. The latter is partly offset by loans secured for Ch$454,057 million and bond floats for Ch$33,440 million.

Investment activities generated a negative net flow of Ch$381,979 million, which, when compared to the same period last year, represent a greater cash contribution equal to 13.7% or Ch$46,162 million. These disbursements correspond in part to the incorporation of fixed assets for Ch$350,598 million,

Pg. 28

PRESS RELEASE First Half 2008 - Capex and Depreciation

permanent investments for Ch$8,858 million, other loans to related companies for Ch$26,691 million, and other disbursements for Ch$5,574 million, which are partly offset by Ch$7,532 in sales collected on permanent investments, Ch$1,788 million in sales collected on fixed assets, and other investment income for Ch$422 million.

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE

Table 11

Millions Ch$	Interest Received		Dividends Received		Management Fee		Prepayment intercompany		Capital Reductions
	6M 07	6M 08	6M 07	6M 08	6M 07	6M 08	6M 07	6M 08	6M 07	6M 08

Argentina	94	170	5,689	176	891	389	-	-	-	-
Peru	-	-	3,813	7,699	-	-	-	-	-	-
Brazil	-	-	36,578	28,416	-	-	-	-	-	-
Colombia	-	-	24,621	28,746	-	-	-	-	-	-

Total	94	170	70,702	65,037	891	389	-	-	-	-

Millions Ch$	Total Cash Received
	6M 07	6M 08

Argentina	6,673	735
Peru	3,813	7,699
Brazil	36,578	28,416
Colombia	24,621	28,746

Total	71,686	65,596

Table 11.1

Thousand US$	Interest Received		Dividends Received		Management Fee		Prepayment intercompany		Capital Reductions
	6M 07	6M 08	6M 07	6M 08	6M 07	6M 08	6M 07	6M 08	6M 07	6M 08

Argentina	178	324	10,814	334	1,693	739	-	-	-	-
Peru	-	-	7,249	14,636	-	-	-	-	-	-
Brazil	-	-	69,534	54,017	-	-	-	-	-	-
Colombia	-	-	46,804	54,645	-	-	-	-	-	-

Total	178	324	134,401	123,633	1,693	739	-	-	-	-

Thousand US$	Total Cash Received
	6M 07	6M 08

Argentina	12,686	1,397
Peru	7,249	14,636
Brazil	69,534	54,017
Colombia	46,804	54,645

Total	136,273	124,696

Source: Internal Financial Report

Pg. 29

PRESS RELEASE First Half 2008 - Capex and Depreciation

CAPEX AND DEPRECIATION

Table 12

	Payments for Additions of Fixed assets		Depreciation

Million Ch$	6M 07	6M 08	6M 07	6M 08

Endesa	105,807	118,128	102,163	105,255
Cachoeira (*)	970	66	7,271	6,572
Fortaleza (**)	613	397	2,721	2,313
Cien (**)	50	386	7,097	6,501
Chilectra S.A.	30,481	28,520	10,530	11,604
Edesur S.A.	18,012	35,977	21,864	20,249
Edelnor S.A.	13,127	15,495	9,417	7,769
Ampla	39,835	59,002	20,549	20,605
Coelce	49,520	65,809	21,734	21,643
Codensa S.A.	17,300	21,338	23,423	22,636
Cam Ltda.	916	1,217	864	1,008
Inmobiliaria Manso de Velasco Ltda.	582	1,153	168	134
Synapsis Soluciones y Servicios Ltda.	1,139	2,344	1,465	1,475
Holding Enersis	226	766	754	847

Total	278,578	350,598	230,020	228,611

Table 12.1

	Payments for Additions of Fixed assets		Depreciation

Thousand US$	6M 07	6M 08	6M 07	6M 08

Endesa	201,135	224,556	194,208	200,086
Cachoeira (*)	1,843	125	13,822	12,494
Fortaleza (*)	1,165	755	5,173	4,397
Cien (*)	94	734	13,491	12,358
Chilectra S.A.	57,943	54,214	20,018	22,059
Edesur S.A.	34,240	68,390	41,562	38,493
Edelnor S.A.	24,955	29,455	17,902	14,768
Ampla	75,725	112,160	39,063	39,170
Coelce	94,135	125,100	41,316	41,142
Codensa S.A.	32,886	40,563	44,526	43,031
Cam Ltda.	1,741	2,313	1,643	1,917
Inmobiliaria Manso de Velasco Ltda.	1,107	2,192	320	255
Synapsis Soluciones y Servicios Ltda.	2,165	4,456	2,785	2,803
Holding Enersis	430	1,456	1,434	1,610

Total	529,564	666,471	437,263	434,584

(*) Consolidated by Enersis through Endesa Brasil since October 1st, 2005.

Pg. 30

PRESS RELEASE First Half 2008 – Risks Hedging

ANALYSIS OF THE INTEREST AND THE EXCHANGE RATE RISK

The Company holds a portion of its debt in dollar-denominated instruments, due to the fact that some of its sales in markets where it operates are indexed to this currency. However, dollar indexation is greater in the Brazilian, Colombian, and Argentinean markets, and accordingly subsidiaries in these countries prefer to borrow in local currency. In the case of Argentina, dollar-based financing has gradually been replaced by financing in local currency to the extent that conditions governing terms and market rates allow for it.

Notwithstanding this natural exchange rate hedge, when facing a scenario in which the dollar is extremely volatile, the company has continued to follow a strategy of partially hedging its dollar-denominated liabilities in order to mitigate the impact of exchange rate fluctuations on its bottom line. Bearing in mind the significant reduction of accounting mismatch in recent years, which has reached sensible levels, the company has made changes to its dollar-peso hedging policy with a view to establishing a cash flow hedging policy, along with the greatest degree of accounting mismatch allowed, in order to guide its hedging operations.

As of June 30th, 2008, the company’s consolidated hedged indebtedness in Chile amounted to US$ 600 million and US$ 125 million in dollar/UF and dollar/peso swap contracts, respectively, thus enabling the company to comply with the aforementioned hedging policy. As of the same period in 2007, the company already had dollar/UF swap contracts for US$ 600 million and dollar/peso swap contracts for US$ 125 million as part of the previously-mentioned new hedging policy it had begun to enforce.

Regarding interest rate risk, the company’s consolidated debt is broken down into fixed and variable rates at approximately 67% and 33%, respectively, as of June 30th, 2008. The fixed-rate percentage of its indebtedness has decreased slightly when compared to the last year’s ratio of 71.8%:28.2%, as a result of refinancing new debt at a variable rate.

Pg. 31

PRESS RELEASE First Half 2008 – Risks Hedging

OTHER RISKS

As is customary for certain credit and capital market debt facilities, a portion of Enersis and Endesa Chile’s financial indebtedness is subject to cross default provisions. Any matured default by any of the relevant subsidiaries could result in a cross default to Enersis and Endesa Chile, in which case, certain indebtedness held by these companies could potentially become due and payable.

Any default on debt exceeding an equivalent of US$30 million on an individual basis—after expiration of grace periods if applicable—by these companies or by any of their relevant subsidiaries could give rise to the prepayment of syndicated loans subscribed in 2004. Loans subscribed by Endesa in January and December 2006 and by Enersis in December 2006 contain US$50 million thresholds. Similarly, any default on loans exceeding an equivalent of US$30 million on an individual basis—after expiration of grace periods if applicable—by these companies or any of their subsidiaries could give rise to the prepayment of Yankee bonds. Furthermore, some financial covenants contain provisions according to which certain default events, in these companies or any of their relevant subsidiaries, such as bankruptcy, insolvency, adverse legal rulings and rulings for amounts exceeding US$ 50 million, and asset expropriation, could trigger the acceleration rights of such indebtedness.

The financial covenants do not contain clauses requiring the mandatory prepayment of indebtedness due to changes in control or the debt rating of these companies by risk classification agencies. However, a change in foreign-currency debt rating by the risk classification agency Standard & Poor’s (S&P) may give rise to a change in the margin applied when determining the interest rates of the syndicated loans signed in 2004 and 2006.

As of June 30, 2008, these obligations and restrictions have been complied with in full.

Pg. 32

PRESS RELEASE First Half 2008 – Breakdown by country

ARGENTINA

GENERATION

In Argentina, our Operating Income reached Ch$13,001 million, compared with the Ch$18,965 million recorded during the first half of 2007, represents a decrease of 31.4% .

COSTANERA

Less hydraulic availability translated into greater use of thermal facilities which use costly liquid fuels. The Operating Income of Endesa Costanera improved by Ch$7.340 million, coming in at Ch$10.347 million, due to a 36.0% increase in revenues and a 29.9% hike in operating costs. More efficient managerial practices and a sound commercial policy made it possible for Endesa Costanera to boost its operating income considering that its physical sales increased by 10.8% along with a hike in average tariffs.

Table 13

	Million US$		Million Ch$

	6M 07	6M 08	6M 07	6M 08	Chg %

Operating Revenues	201	274	105,998	144,145	36.0%
Operating Costs	(193)	(251)	(101,779)	(132,235)	(29.9%)
Gross Profit	8	23	4,219	11,910	182.3%
Selling and Administrative Expenses	(2)	(3)	(1,211)	(1,563)	(29.1%)

Operating Income	6	20	3,007	10,347	-

Figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 14

Costanera	6M 07	6M 08	Var 07-08	Chg %

GWh Produced	4,170	4,639	468	11.2%
GWh Sold	4,189	4,639	449	10.7%
Market Share	8.2%	8.8%	-	7.4%

Pg. 33

PRESS RELEASE First Half 2008 – Breakdown by country

CHOCÓN

El Chocón recorded a Ch$13.304 million decrease in its Operating Income for a total figure of Ch$2,654 million for first semester 2008, as a result of a 50.3% drop in physical sales compared to the previous year resulting from water flow management on the Limay River in addition to a poor hydrology.

Table 15

	Million US$		Million Ch$

	6M 07	6M 08	6M 07	6M 08	Chg %

Operating Revenues	63	39	33,205	20,730	(37.6%)
Operating Costs	(32)	(33)	(16,686)	(17,444)	(4.5%)
Gross Profit	31	6	16,519	3,286	(80.1%)
Selling and Administrative Expenses	(1)	(1)	(562)	(632)	(12.1%)

Operating Income	30	5	15,958	2,654	(83.4%)

Figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 16

Chocón	6M 07	6M 08	Var 07-08	Chg %

GWh Produced	2,035	701	(1,334)	(65.6%)
GWh Sold	2,145	1,067	(1,078)	(50.3%)
Market Share	4.2%	2.0%	-	(51.8%)

Pg. 34

PRESS RELEASE First Half 2008 – Breakdown by country

DISTRIBUTION

EDESUR

In Argentina our subsidiary Edesur recorded a Ch$5,133 million reduction in its Operating Income from Ch$16,016 million for first semester 2007 to Ch$10,883 million for the current period. The latter is primarily due to an increase in fixed costs that was partially offset by greater demand and more customers. The increase in demand was triggered by greater economic activity and higher temperatures, which boosted physical sales by 2.1% for a total of 8,050 GWh for first semester 2008.

Energy losses remained stable at 10.5% for both periods and the number of customers increased by 36,000 for a total of 2.24 million.

Table 17

	Million US$		Million Ch$

	6M 07	6M 08	6M 07	6M 08	Chg %

Revenues from Sales	292	281	153,802	147,863	(3.9%)
Other Operating Revenues	22	26	11,819	13,415	13.5%
Operating Revenues	315	307	165,621	161,278	(2.6%)
Energy Purchases	(164)	(152)	(86,088)	(80,194)	6.8%
Other Operating Cost	(81)	(87)	(42,376)	(45,664)	(7.8%)
Operating Costs	(244)	(239)	(128,464)	(125,857)	2.0%
Selling and Administrative Expenses	(40)	(47)	(21,141)	(24,538)	(16.1%)

Operating Income	30	21	16,016	10,883	(32.1%)

Figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 18

Edesur	6M 07	6M 08	Var 07-08	Chg %

Customers (Th)	2,208	2,244	36	1.6%
GWh Sold	7,887	8,050	163	2.1%
Clients/Employee	893	851	(42)	(4.7%)
Energy Losses %	10.5	10.5	0.0	0.4%

Pg. 35

PRESS RELEASE First Half 2008 – Breakdown by country

BRAZIL

GENERATION

CACHOEIRA DOURADA

Operating Income in Brazil from our subsidiary Cachoeira Dourada for first semester 2008 amounted to Ch$72.462 million, which is much higher than the Ch$26.928 million recorded during the same period in 2007, representing a 169.1% increase. The latter is the result of a sound business policy of adjusting energy sales contracts to fit high prices on the energy market during the first months of this year. These price increases were triggered by a 9.2% increase in physical sales which amounted to 2,134 GWh (compared to 1,955 GWh in 2007).

Table 20

	Million US$		Million Ch$

	6M 07	6M 08	6M 07	6M 08	Chg %

Operating Revenues	85	178	44,682	93,418	109.1%
Operating Costs	(32)	(37)	(16,583)	(19,633)	(18.4%)
Gross Profit	53	140	28,099	73,785	162.6%
Selling and Administrative Expenses	(2)	(3)	(1,171)	(1,323)	(12.9%)

Operating Income	51	138	26,928	72,462	169.1%

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 21

Cachoeira	6M 07	6M 08	Var 07-08	Chg %

GWh Produced	1,863	1,532	(331)	(17.8%)
GWh Sold	1,955	2,134	178	9.1%
Market Share	1.1%	1.0%	-	(5.1%)

FORTALEZA

Endesa Fortaleza’s Operating Income totaled Ch$15.385 million, a 36.6% decrease compared to the same period in 2007 when the company’s operating income was Ch$24,277 million. This reduction is primarily due to lower energy purchase/sales margin for the period given high spot prices for energy. Physical sales amounted 1,388 GWh as of June 2008.

Table 22

	Million US$		Million Ch$

	6M 07	6M 08	6M 07	6M 08	Chg %

Operating Revenues	106	117	55,501	61,581	11.0%
Operating Costs	(58)	(86)	(30,435)	(45,178)	(48.4%)
Gross Profit	48	31	25,065	16,403	(34.6%)
Selling and Administrative Expenses	(1)	(2)	(787)	(1,018)	(29.3%)

Operating Income	46	29	24,279	15,385	(36.6%)

Figures may differ from those accounted under Brazilian GAAP.

Pg. 36

PRESS RELEASE First Half 2008 – Breakdown by country

Additional Information

Table 23

Fortaleza	6M 07	6M 08	Var 07-08	Chg %

GWh Produced	1	81	80	-
GWh Sold	1,333	1,338	5	0.3%
Market Share	0.7%	0.7%	-	-

TRANSMISSION

CIEN

CIEN’s first semester Operating Income reached Ch$10.496 million, which was Ch$11,689 million greater than the same period last year when the company recorded a loss of Ch$1.193 million. During this period, the company signed a contract with CAMMESA to export energy from Brazil to Argentina for seven months beginning in May thus providing the company a fixed income from tolls. Although the Brazilian government does not provide ANEEL the guidelines for determining the retribution value for energy transportation services, as of this year this has become the company’s focus. Physical sales for the period amounted to 1,043 GWh (2,295 GWh for June 2007).

Table 24

	Million US$		Million Ch$

	6M 07	6M 08	6M 07	6M 08	Chg %

Operating Revenues	120	328	63,057	172,613	173.7%
Operating Costs	(117)	(303)	(61,598)	(159,355)	(358.7%)
Gross Profit	3	25	1,459	13,258	(808.5%)
Selling and Administrative Expenses	(5)	(5)	(2,652)	(2,762)	(4.1%)

Operating Income	(2)	20	(1,193)	10,496	980.0%

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 25

CIEN	6M 07	6M 08	Var 07-08	Chg %

GWh Sold	2,193	1,043	-1,150	(52.5%)
Market Share	N.A.	N.A.	-	-

Pg. 37

PRESS RELEASE First Half 2008 – Breakdown by country

DISTRIBUTION

AMPLA

In Brazil, Ampla’s Operating Income was Ch$103,515 million which represented a 32.1% increase or Ch$25,151 million more when compared to last period. These greater results are primarily due to a better energy purchase/sales margin resulting from greater sales prices. Physical sales also went up 1.7% amounting to 4,597 GWh for this period. Energy losses dropped 1.7 percentage points (p.p.) reaching at 20.6% (compared to 22.3% for the same period in 2007). Ampla’s customer base increased by 59,000 clients for a total of 2.43 million customers.

Table 26

	Million US$		Million Ch$

	6M 07	6M 08	6M 07	6M 08	Chg %

Revenues from Sales	567	698	298,106	367,262	23.2%
Other Operating Revenues	13	20	6,630	10,626	60.3%
Operating Revenues	579	718	304,736	377,889	24.0%
Energy Purchases	(296)	(357)	(155,870)	(187,683)	(20.4%)
Other Operating Cost	(106)	(133)	(55,930)	(69,876)	(24.9%)
Operating Costs	(403)	(490)	(211,800)	(257,559)	(21.6%)
Selling and Administrative Expenses	(28)	(32)	(14,572)	(16,815)	(15.4%)

Operating Income	149	197	78,364	103,515	32.1%

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 27

Ampla	6M 07	6M 08	Var 07-08	Chg %

Customers (Th)	2,371	2,430	59	2.5%
GWh Sold	4,521	4,597	77	1.7%
Clients/Employee	1,692	1,783	90	5.3%
Energy Losses %	22.3	20.6	(1.7)	(7.5%)

Pg. 38

PRESS RELEASE First Half 2008 – Breakdown by country

COELCE

Coelce’s Operating Income increase by Ch$10.038 million for a total of Ch$59,805 million for first semester of 2008. This increase in operating income is primarily due to a 128-GWh or 3.7% increase in physical sales as well as a reduction in energy losses which fell from 12.6% in June 2007 to 11.6% in June 2008 and lower expenses for the unrecoverable funds reserve for this period. The latter is partially offset by a lower purchase/sales margin during the period due to a tariff adjustment in April 2007 and a greater energy purchase price. Coelce added 139,000 new customers during the 2008 period, representing a 5.3% increase over 2007 for a total of 2.76 million customers.

Table 28

	Million US$		Million Ch$

	6M 07	6M 08	6M 07	6M 08	Chg %

Revenues from Sales	442	496	232,577	260,704	12.1%
Other Operating Revenues	15	32	7,998	16,901	111.3%
Operating Revenues	457	528	240,575	277,605	15.4%
Energy Purchases	(211)	(263)	(110,971)	(138,325)	(24.7%)
Other Operating Cost	(93)	(114)	(49,044)	(60,209)	(22.8%)
Operating Costs	(304)	(377)	(160,014)	(198,534)	(24.1%)
Selling and Administrative Expenses	(59)	(37)	(30,794)	(19,266)	37.4%

Operating Income	95	114	49,767	59,805	20.2%

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 29

Coelce	6M 07	6M 08	Var 07-08	Chg %

Customers (Th)	2,617	2,756	140	5.3%
GWh Sold	3,439	3,567	129	3.7%
Clients/Employee	2,032	2,179	147	7.2%
Energy Losses %	12.6	11.6	(1.1)	(8.3%)

Pg. 39

PRESS RELEASE First Half 2008 – Breakdown by country

CHILE

GENERATION

ENDESA CHILE

Consolidated Income Statement of Endesa Chile

Table 30

	Million US$		Million Ch$

	6M 07	6M 08	6M 07	6M 08	Chg %

Operating Revenues	1,634	2,043	859,529	1,074,659	25.0%
Operating Costs	(1,020)	(1,410)	(536,398)	(741,692)	(38.3%)
Selling and Administrative Expenses	(39)	(37)	(20,577)	(19,566)	4.9%

Operating Income	575	596	302,554	313,401	3.6%

Interest Income	18	18	9,607	9,630	0.2%
Interest Expenses	(189)	(169)	(99,593)	(88,671)	11.0%
Net Financial Income (Expenses)	(171)	(150)	(89,986)	(79,041)	12.2%
Equity Gains from Related Company	35	84	18,160	44,354	144.2%
Equity Losses from Related Company	(7)	(1)	(3,888)	(767)	80.3%
Net Income from Related Companies	27	83	14,271	43,587	205.4%
Other Non Operating Income	23	54	12,237	28,178	130.3%
Other Non Operating Expenses	(161)	(96)	(84,802)	(50,374)	40.6%
Net other Non Operating Income (Expenses)	(138)	(42)	(72,565)	(22,196)	69.4%
Price Level Restatement	2	9	1,250	4,833	286.7%
Foreign Exchange Effect	12	(16)	6,156	(8,381)	(236.1%)
Net of Monetary Exposure	14	(7)	7,406	(3,547)	(147.9%)
Positive Goodwill Amortization	(1)	(1)	(477)	(535)	(12.1%)

Non Operating Income	(269)	(117)	(141,351)	(61,733)	56.3%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	306	478	161,203	251,668	56.1%
Extraordinary Items	-	-	-	-	-
Income Tax	(135)	(147)	(70,860)	(77,188)	(8.9%)
Minority Interest	(48)	(79)	(25,171)	(41,623)	(65.4%)
Negative Goodwill Amortization	5	5	2,480	2,404	(3.1%)

NET INCOME	129	257	67,652	135,261	99.9%

*Includes generation subsidiaries in Chile, Argentina, Colombia and Peru.

Chilean Operations

In Chile, Operating Income reached Ch$161,234 million—1.7% higher than the $158.531 million recorded at the end of first semester 2007—even though revenues from operations amounted to Ch$595,776 million, which represented a 35.6% increase compared to Ch$439,455 million from the same period last year. This increase was brought on by first semester increases in the average node price (reaching close to US$130 per MWh), along with high spot prices, which were greatly offset by greater operating expenses that underwent an increase of 57.1%, totaling Ch$425,415 million, Ch$166,745 million of which corresponded to greater fuel and lubricant costs given the increased use of oil-fired thermal generation at high production costs. The latter was caused by low hydrology until May of this year, among other aspects. It is worth mentioning that foreign policy has enabled Endesa Chile to sell on the spot market even when the 9,211 GWh of production recorded at the close of June 2008 translated into a 3.6% decrease.

Pg. 40

PRESS RELEASE First Half 2008 - Breakdown by country

Additional Information

Table 31

Chilean Companies	6M 07	6M 08	Var 07-08	Chg %

GWh Produced	9,557	9,211	(346)	(3.6%)
GWh Sold	9,702	9,227	(475)	(4.9%)
Market Share	36.8%	35.1%	-	(4.7%)

Pg. 41

PRESS RELEASE First Half 2008 - Breakdown by country

DISTRIBUTION

CHILECTRA

In Chile, our subsidiary Chilectra recorded Ch$69,096 million in Operating Income which represented a Ch$2,123 million or 3.2% increase over last period’s figures. The latter is due to a decrease in overhead offset by less demand of energy during the period. As a result of the latter, physical sales amounted to 6,249 GWh, down 3.1% when compared to the same period in 2007. This was due to the energy savings plan launched by the Chilean government, which had the desired effect. The number of customers grew by 47,000 for a total of 1.5 million as of June 2008.

Table 32

	Million US$		Million Ch$

	6M 07	6M 08	6M 07	6M 08	Chg %

Revenues from Sales	696	890	366,041	468,051	27.9%
Other Operating Revenues	60	68	31,658	35,937	13.5%
Operating Revenues	756	958	397,699	503,988	26.7%
Energy Purchases	(514)	(711)	(270,237)	(374,063)	(38.4%)
Other Operating Cost	(69)	(73)	(36,341)	(38,643)	(6.3%)
Operating Costs	(583)	(785)	(306,578)	(412,706)	(34.6%)
Selling and Administrative Expenses	(46)	(42)	(24,148)	(22,186)	8.1%

Operating Income	127	131	66,973	69,096	3.2%

Interest Income	4	10	2,340	5,161	120.6%
Interest Expenses	(27)	(18)	(14,148)	(9,529)	32.6%
Net Financial Income (Expenses)	(22)	(8)	(11,808)	(4,368)	63.0%
Equity Gains from Related Company	25	46	13,100	24,102	84.0%
Equity Losses from Related Company	(2)	-	(962)	-	-
Net Income from Related Companies	23	46	12,138	24,102	98.6%
Other Non Operating Income	8	17	4,415	9,185	108.0%
Other Non Operating Expenses	(3)	(4)	(1,537)	(2,351)	53.0%
Conversion Effect (BT 64)	-	-	-	-
Net other Non Operating Income (Expenses)	5	13	2,878	6,834	137.4%
Price Level Restatement	(6)	(7)	(3,018)	(3,931)	30.2%
Foreign Exchange Effect	5	(1)	2,723	(616)	(122.6%)
Net of Monetary Exposure	(1)	(9)	(295)	(4,546)	1443.1%
Positive Goodwill Amortization	(1)	(1)	(324)	(306)	5.5%

Non Operating Income	5	41	2,590	21,714	-

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	132	173	69,563	90,810	30.5%
Extraordinary Items	-	-	-	-
Income Tax	(19)	(21)	(9,879)	(11,073)	(12.1%)
Minority Interest	(3)	(6)	(1,505)	(3,030)	101.3%
Negative Goodwill Amortization	-	-	-	-

NET INCOME	111	146	58,179	76,708	31.8%

Additional Information

Table 33

Chilectra	6M 07	6M 08	Var 07-08	Chg %

Customers (Th)	1,462	1,509	47	3.2%
GWh Sold	6,449	6,249	(200)	(3.1%)
Clients/Employee	2,031	2,056	25	1.2%
Energy Losses %	5.5	6.0	0.5	9.9%

Pg. 42

PRESS RELEASE First Half 2008 - Breakdown by country

COLOMBIA

GENERATION

EMGESA

The operating income of our subsidiary in Colombia, Emgesa, came in at Ch$111,620 million at the close of first semester 2008, which represents a 29.5% increase when compared to the same period in 2007. These improved results are primarily due to an 18.5% increase in revenues from operations resulting from greater average sales prices triggered by reliability, appreciation of the Colombian peso, and a 9.2% boost in physical sales volume, all of which contributed to the 7,891 GWh with greater hydraulic dispatch given the improved hydrology. Likewise, operating costs underwent a 7.8% increase mostly due to greater tolls. Production increased by 8.9% reaching a total of 6,004 GWh, thus revealing the good performance of our operations in this country.

Table 34

	Million US$		Million Ch$

	6M 07	6M 08	6M 07	6M 08	Chg %

Operating Revenues	333	395	175,246	207,687	18.5%
Operating Costs	(164)	(177)	(86,421)	(93,183)	(7.8%)
Gross Profit	169	218	88,825	114,504	28.9%
Selling and Administrative Expenses	(5)	(5)	(2,642)	(2,884)	(9.2%)

Operating Income	164	212	86,183	111,620	29.5%

Since September 1, 2007, Betania is merged with Emgesa.
* Please notice that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 35

Emgesa	6M 07	6M 08	Var 07-08	Chg %

GWh Produced	5,513	6,004	491	8.9%
GWh Sold	7,226	7,891	664	9.2%
Market Share	20.4%	21.7%	-	6.8%

Pg. 43

PRESS RELEASE First Half 2008 - Breakdown by country

DISTRIBUTION

CODENSA

Cadensa’s operating income totaled Ch$111.824 million as of June 2008, which represents a Ch$30.820 -million or 38.0% increase over last year’s figures. This increase is primarily the result of a 5.1% increase in energy demand (totaling 5,845 GWh) and a 1.3 percentage point drop in energy losses—falling from 9.0% in June 2007 to 7.7% for the current period—in addition to the impact of a higher purchase/sales margin during the period. The number of customers also increased by 69,000 for a total of 2.25 million as of June 2008.

Table 36

	Million US$		Million Ch$

	6M 07	6M 08	6M 07	6M 08	Chg %

Revenues from Sales	396	484	208,566	254,665	22.1%
Other Operating Revenues	143	179	75,410	94,044	24.7%
Operating Revenues	540	663	283,976	348,710	22.8%
Energy Purchases	(242)	(292)	(127,474)	(153,762)	(20.6%)
Other Operating Cost	(126)	(140)	(66,398)	(73,480)	(10.7%)
Operating Costs	(369)	(432)	(193,872)	(227,243)	(17.2%)
Selling and Administrative Expenses	(17)	(18)	(9,100)	(9,643)	(6.0%)

Operating Income	154	213	81,004	111,824	38.0%

* Please notice that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 37

Codensa	6M 07	6M 08	Var 07-08	Chg %

Customers (Th)	2,176	2,245	69	3.2%
GWh Sold	5,562	5,845	283	5.1%
Clients/Employee	2,298	2,373	75	3.3%
Energy Losses %	9.0	7.7	(1.3)	(14.6%)

Pg. 44

PRESS RELEASE First Half 2008 - Breakdown by country

PERU

GENERATION

EDEGEL

Edegel, recorded Ch$24,484 million in Operating Income, , which represented a 31.8% decrease vis-à-vis the Ch$35,888 million recorded for first semester 2007. Production was up by 4% totaling 4,119 GWh; however, revenues from operations recorded a 5.1% decrease, dropping from Ch$94,649 million to Ch$89,864 million, while costs of operations jumped 14.8% for a total of Ch$60,507 million. The reduced revenues are primarily attributable to lower physical sales on the spot market as well as lower average prices at around 10%. Likewise, the greater costs are due to the higher variable cost of fuel for diesel-fired thermal generation given the costs to maintain Camisea’s pipes and greater energy purchases when compared to first semester 2007.

Table 38

	Million US$		Million Ch$

	6M 07	6M 08	6M 07	6M 08	Chg %

Operating Revenues	180	171	94,649	89,864	(5.1%)
Operating Costs	(100)	(115)	(52,723)	(60,507)	(14.8%)
Gross Profit	80	56	41,927	29,357	(30.0%)
Selling and Administrative Expenses	(11)	(9)	(6,039)	(4,873)	19.3%

Operating Income	68	47	35,888	24,484	(31.8%)

* Please notice that these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 39

Edegel	6M 07	6M 08	Var 07-08	Chg %

GWh Produced	3,960	4,119	159	4.0%
GWh Sold	3,957	4,194	237	6.0%
Market Share	32.8%	31.5%	-	(3.9%)

Pg. 45

PRESS RELEASE First Half 2008 - Partially Consolidated Income statement

DISTRIBUTION

EDELNOR

Our subsidiary Edelnor recorded Ch$30,044 million in Operating Income, which is Ch$5,598 million more compared to 2007 when the company’s operating income amounted to Ch$24,446 million. This is primarily due to greater demand for energy and a higher sales margin. The increased demand, especially a spike in sales to medium-tension regulated customers, contributed to the company’s greater sales margin. The significant increase in energy demand triggered a 7.6% increase in physical energy sales which topped off at 2,777 GWh for the period. The number of customers also increased by 35,000 for a June 2008 period-end total of one million customers. Energy losses went up by 0.3 percentage points, totaling 8.5% during the period, compared to 8.2% for the same period last year.

Table 40

	Million US$		Million Ch$

	6M 07	6M 08	6M 07	6M 08	Chg %

Revenues from Sales	214	227	112,447	119,672	6.4%
Other Operating Revenues	14	14	7,411	7,535	1.7%
Operating Revenues	228	242	119,858	127,207	6.1%
Energy Purchases	(129)	(133)	(67,956)	(70,080)	(3.1%)
Other Operating Cost	(32)	(31)	(16,750)	(16,190)	3.3%
Operating Costs	(161)	(164)	(84,706)	(86,271)	(1.8%)
Selling and Administrative Expenses	(20)	(21)	(10,706)	(10,892)	(1.7%)

Operating Income	46	57	24,446	30,044	22.9%

* Please notice that these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 41

Edelnor	6M 07	6M 08	Var 07-08	Chg %

Customers (Th)	971	1,006	35	3.6%
GWh Sold	2,582	2,777	195	7.6%
Clients/Employee	1,792	1,787	(5)	(0.3%)
Energy Losses %	8.2	8.5	0.3	3.3%

Pg. 46

PRESS RELEASE First Half 2008 - Partially Consolidated Income statement

PARTIALLY CONSOLIDATED INCOME STATEMENT
(Parent Company First Half 2008 Earnings Report)

UNDER CHILEAN GAAP, MILLION CH$

Table 42

2Q 07	2Q 08	Var %	(in million Ch$)	6M 07	6M 08	Var %

1,295	1,291	(0.4%)	Operating Revenues	2,598	2,589	(0.4%)
(387)	(416)	7.5%	Operating Costs	(760)	(825)	8.6%
908	875	(3.7%)	Gross Profit	1,837	1,763	(4.0%)
(5,549)	(4,572)	17.6%	S&A Expenses	(10,017)	(8,887)	11.3%

(4,641)	(3,697)	20.3%	Operating Income	(8,179)	(7,124)	12.9%

7,577	33,438	341.3%	Endesa Chile	40,578	81,131	99.9%
23,140	21,075	(8.9%)	Chilectra	45,624	52,138	14.3%
(262)	(1,762)	572.4%	Edesur	10,157	246	(97.6%)
2,121	8,472	299.5%	Edelnor	4,877	5,701	16.9%
(4,339)	354	N/A	Ampla	(1,371)	7,734	N/A
-	-	N/A	Coelce	-	-	N/A
(1,229)	11,457	N/A	Codensa	1,657	11,520	595.3%
2,541	(366)	N/A	CAM LTDA	2,892	(238)	N/A
2,351	941	(60.0%)	Inm Manso de Velasco	2,995	1,588	(47.0%)
(370)	1,937	N/A	Synapsis	(133)	3,307	N/A
7,006	14,737	110.3%	Endesa Brasil	12,747	30,578	139.9%
-	-	N/A	CGTF	-	-	N/A
-	-	N/A	Other	-	-	N/A

38,536	90,283	134.3%	Net Income from Related Companies	120,021	193,705	61.4%

6,363	8,546	34.3%	Interest Income	17,828	16,330	(8.4%)
(13,580)	(13,478)	0.8%	Interest Expense	(28,735)	(26,983)	6.1%
(7,217)	(4,932)	31.7%	Net Financial Income (Expenses)	(10,907)	(10,653)	2.3%
2,322	1,412	(39.2%)	Other Non Operating Income	4,278	5,409	26.4%
254	(352)	N/A	Other Non Operating Expenses	(72)	(435)	(500.1%)
2,576	1,060	(58.8%)	Net other Non Operating Income (Expenses)	4,206	4,975	18.3%
(445)	(1,561)	(250.8%)	Price Level Restatement	(638)	(3,151)	(394.0%)
(4,328)	31,858	N/A	Foreign Exchange Effect	(2,818)	9,493	(436.8%)
(4,773)	30,297	N/A	Net Monetary Exposure	(3,456)	6,341	N/A
(15,079)	(15,075)	0.0%	Positive Goodwill Amortization	(30,156)	(30,097)	0.2%

14,043	101,633	(623.7%)	Non Operating Income	79,708	164,271	106.1%

9,402	97,937	(941.6%)	Net Income before (1), (2) & (3)	71,529	157,147	119.7%
(3,766)	(13,429)	256.6%	Income Tax (1)	(5,973)	(1,227)	(79.5%)
11	11	5.4%	Negative Goodwill Amortization (2)	22	21	(4.8%)
-	-	N/A	Minority Interest (3)	-	-	N/A

5,647	84,519	(1,396.8%)	NET INCOME	65,578	155,940	137.8%

0.17	2.59		EPS (Ch$)	2.01	4.78
0.02	0.25		EPADS (US$)	0.19	0.45
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 47

PRESS RELEASE First Half 2008 - Partially Consolidated Income statement

UNDER CHILEAN GAAP, THOUSAND US$

Table 42.1

2Q 07	2Q 08	Var %	(in thousand US$)	6M 07	6M 08	Var %

2,463	2,454	(0.4%)	Operating Revenues	4,938	4,921	(0.4%)
(736)	(791)	7.5%	Operating Costs	(1,446)	(1,569)	8.6%
1,727	1,663	(3.7%)	Gross Profit	3,493	3,352	(4.0%)
(10,549)	(8,690)	17.6%	S&A Expenses	(19,042)	(16,894)	11.3%

(8,822)	(7,028)	20.3%	Operating Income	(15,549)	(13,542)	12.9%

14,404	63,565	341.3%	Endesa	77,138	154,227	99.9%
43,988	40,063	(8.9%)	Chilectra	86,730	99,111	14.3%
(498)	(3,350)	572.4%	Edesur	19,308	468	(97.6%)
4,031	16,104	299.5%	Edelnor	9,270	10,837	16.9%
(8,248)	673	N/A	Ampla	(2,607)	14,702	N/A
-	-	N/A	Coelce	-	-	N/A
(2,335)	21,779	N/A	Codensa	3,150	21,900	595.3%
4,831	(695)	N/A	CAM LTDA	5,497	(452)	N/A
4,470	1,789	(60.0%)	Inm Manso de Velasco	5,693	3,019	(47.0%)
(704)	3,683	N/A	Synapsis	(253)	6,287	N/A
13,318	28,014	110.3%	Endesa Brasil	24,231	58,127	139.9%
-	-	N/A	CGTF	-	-	N/A
-	-	N/A	Others	-	-	N/A

73,255	171,625	134.3%	Net Income from Related Companies	228,156	368,226	61.4%

12,095	16,245	34.3%	Interest Income	33,891	31,042	(8.4%)
(25,815)	(25,621)	0.8%	Interest Expense	(54,625)	(51,294)	6.1%
(13,719)	(9,375)	31.7%	Net Financial Income (Expenses)	(20,734)	(20,252)	2.3%
4,414	2,684	(39.2%)	Other Non Operating Income	8,133	10,283	26.4%
483	(669)	N/A	Other Non Operating Expenses	(138)	(826)	(500.1%)
4,897	2,015	(58.8%)	Net other Non Operating Income (Expenses)	7,995	9,456	18.3%
(846)	(2,967)	(250.8%)	Price Level Restatement	(1,213)	(5,991)	(394.0%)
(8,227)	60,561	N/A	Foreign Exchange Effect	(5,357)	18,045	(436.8%)
(9,073)	57,593	N/A	Net Monetary Exposure	(6,570)	12,054	N/A
(28,665)	(28,657)	0.0%	Positive Goodwill Amortization	(57,325)	(57,213)	0.2%

26,695	193,201	(623.7%)	Non Operating Income	151,522	312,272	106.1%

17,873	186,173	(941.6%)	Net Income before (1), (2) & (3)	135,973	298,730	119.7%
(7,159)	(25,528)	256.6%	Income Tax (1)	(11,355)	(2,333)	(79.5%)
20	21	5.4%	Negative Goodwill Amortization (2)	42	40	(4.8%)
-	-	N/A	Minority Interest (3)	-	-	N/A

10,734	160,667	(1,396.8%)	NET INCOME	124,659	296,436	137.8%

0.17	2.59		EPS (Ch$)	2.01	4.78
0.02	0.25		EPADS (US$)	0.19	0.45
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 48

PRESS RELEASE First Half 2008 - Ownership

OWNERSHIP OF THE COMPANY AS OF JUNE 30, 2008

CONFERENCE CALL INVITATION

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on Friday, August 01, 2008, at 11:00 AM EST (Eastern Standard Time) (11:00 pm Chilean time). To participate, please dial +1 (617) 213-4863 or +1 (888) 713-4209 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 23355792.

The phone replay will be available between August 01, 2008, and August 08, 2008, dialing +1 (617) 801-6888 or +1 (888) 286-8010 (toll free USA) Passcode ID: 94297151.

To access the call online, or to access the replay, go to: http://www.enersis.com Investor Relations.

Pg. 49

PRESS RELEASE First Half 2008 - Contact Information

CONTACT INFORMATION

For further information, please contact us:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Denisse Labarca	Doris Saba	Carmen Poblete
Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative
dla@e.enersis.cl	dsb@e.enersis.cl	cpt@e.enersis.cl
56 (2) 353 4492	56 (2) 353 4555	56 (2) 353 4447

María Luz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: August 01, 2008